Prospectus Supplement
August 23, 2001
(To Prospectus Dated August 21, 2001)

[LOGO OF MEDIA GENERAL]

                                  $200,000,000

                              Media General, Inc.

                              6.95% Notes due 2006

                               ----------------

   The notes will bear interest at the rate of 6.95% per year. Interest on the notes will be payable in arrears on March 1 and September 1 of each year, beginning March 1, 2002. The notes will mature on September 1, 2006; however, we may redeem the notes at our option, in whole or in part, at any time at the redemption price set forth in this prospectus supplement.

   The notes will be fully and unconditionally guaranteed by our existing subsidiaries. These guarantees may be terminated and reinstated under the circumstances described in this prospectus supplement.

   The notes will constitute senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. So long as the notes are guaranteed by our subsidiaries, they will rank equally with our subsidiaries' liabilities. If the guarantees are terminated, the notes will effectively rank junior to our subsidiaries' liabilities.

                               ----------------

   Investing in the notes involves certain risks. See "Risk Factors" beginning on page S-8.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                          Per Note    Total
                                                          -------- ------------
Public offering price(1)................................. 99.941%  $199,882,000
Underwriting discount....................................  0.750%  $  1,500,000
Proceeds to Media General (before expenses).............. 99.191%  $198,382,000

--------
(1) Plus accrued interest, if settlement occurs after August 28, 2001.

   The notes are expected to be ready for delivery in book-entry only form through The Depository Trust Company, on or about August 28, 2001.

                               ----------------

                           Sole Book-Running Manager
                         Banc of America Securities LLC
Fleet Securities, Inc.
      Mizuho International plc
                     Scotia Capital
                               SunTrust Robinson Humphrey
                                          Wachovia Securities, Inc.
                                                 Dresdner Kleinwort Wasserstein

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

                             Prospectus Supplement

Where You Can Find More Information......................................  S-3
Forward-Looking Statements...............................................  S-3
Summary..................................................................  S-4
Risk Factors.............................................................  S-8
Use of Proceeds.......................................................... S-11
Capitalization........................................................... S-11
Selected Consolidated Financial Data..................................... S-12
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-13
About Media General...................................................... S-25
Description of the Notes................................................. S-37
Underwriting............................................................. S-43
Legal Matters............................................................ S-44

                                   Prospectus

About This Prospectus....................................................    i
Special Note of Caution Regarding Forward-Looking Statements.............    1
Where You Can Find More Information......................................    1
About Media General......................................................    2
Use of Proceeds..........................................................    2
Ratio of Earnings to Fixed Charges.......................................    2
Description of Senior Debt Securities....................................    3
Description of Capital Stock.............................................   17
Virginia Stock Corporation Act and the Articles and the Bylaws...........   20
Description of Stock Purchase Contracts and Stock Purchase Units.........   22
Plan of Distribution.....................................................   22
Legal Matters............................................................   23
Experts..................................................................   23

                               ----------------

   This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our business. The second part, the accompanying prospectus, gives more general information about our senior debt securities, some of which does not apply to the notes we are offering. If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither the underwriters nor we have authorized anyone to provide any different or additional information. We are not making an offer of the notes in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus supplement is only accurate as of the date on the cover page hereof or, in the case of the accompanying prospectus and the documents incorporated by reference herein, as of the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

   When we refer to "Media General," "the Company," "we," "us," or "our" in this prospectus supplement, we mean Media General, Inc. and its subsidiaries, on a consolidated basis, unless the context requires otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is listed on the American Stock Exchange, and you may also read and copy these documents at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. The Company has received confirmation that it has satisfied the eligibility requirements for listing on the New York Stock Exchange and has been cleared to file a listing application. The Company expects to complete that process and begin trading on the NYSE on September 19, 2001.

   The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. Until the completion of any distribution of notes covered by this prospectus supplement, we incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  .   Annual Report on Form 10-K for the year ended December 31, 2000;

  .   Quarterly Report on Form 10-Q for the quarter ended April 1, 2001;

  .   Quarterly Report on Form 10-Q for the quarter ended July 1, 2001; and

  .   Current Report on Form 8-K filed with the SEC on August 21, 2001.

   You may request a copy of these documents at no cost, by writing or telephoning us at the following address:

   Media General, Inc.
   333 East Franklin Street
   Richmond, Virginia 23219
   (804) 649-6000
   Attention: Chief Financial Officer

   Under the SEC's rules each of our subsidiary guarantors should be exempt from separate periodic reporting requirements under the Exchange Act.

                           FORWARD-LOOKING STATEMENTS

   Certain statements made or incorporated by reference in this prospectus supplement that are not historical facts are "forward-looking" statements, as that term is defined by the federal securities laws. Forward-looking statements include those that use words such as "believe," "anticipate," "expect," "estimate," "intend," "plan" and similar statements and also include statements related to our convergence strategy, the impact of the Internet on our business and prospects and our expectations regarding newsprint prices, advertising demand and our financial newsprint swap agreement. All of our forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those expressed in or implied by such statements. Due to these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this prospectus supplement, the date of the accompanying prospectus or the date of the incorporated document, as applicable.

   Some significant factors that could affect our actual results of operations, financial condition, business and prospects include: general economic conditions, changes in advertising demand, the availability and pricing of newsprint, changes in interest rates, changes in the regulatory environment, legislative enactments affecting our businesses, technological innovations, alternatives to our media offerings and the opportunities for and effects of acquisitions, investments and divestitures.

                                    SUMMARY

   This summary highlights important information about Media General and this offering. It does not contain all the information that is important to you in connection with your decision to invest in the notes. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety as well as the information we incorporate by reference before making an investment decision.

                                 Media General

   We are an independent, publicly owned communications company operating in three segments or divisions: Publishing, Broadcasting, and Interactive Media. We have interests in 25 daily newspapers, nearly 100 weekly and other periodicals, 26 network-affiliated television stations, in excess of 50 internal online enterprises and various other diversified information services that are primarily concentrated in the southeastern United States. We began operations in 1850 and have operated in several of our markets for over 50 years. We currently broadcast to more than 30% of the households in the Southeast, reach more than one million readers weekly through our publications and have developed or are planning to develop local Web sites in targeted markets. The combination of our media assets makes us one of the leading providers of quality news, information and entertainment in the Southeast.

   We have chosen to concentrate our operations in the Southeast to take advantage of our knowledge of the markets in this region and the region's strong economic growth. Within this region we have attempted to strategically locate our properties in close proximity to each other. By using this strategy, commonly referred to as "clustering," our properties are able to share content and other resources. Clustering also enables us to reduce the costs of disseminating the news, information and entertainment that we provide throughout our different media platforms and improves the quality of our product. As a result, we believe clustering makes our properties attractive to advertisers.

   We have and will continue to employ numerous forms of media in as many of our markets as possible, a strategy that we call "convergence." We believe that the combined use of newspapers, television and interactive media in the same market (where not prohibited by law) provides our readers and viewers with broader and easier access to news, information and entertainment. We believe that this combination is more attractive to advertisers. We have already initiated our convergence strategy in several of our markets and intend to pursue it in additional markets as opportunities become available and as applicable law permits.

   Through a series of targeted acquisitions and dispositions over the past several years, we have achieved significant growth and have developed a core group of quality properties. From 1995 to present, our publishing properties have grown from three daily newspapers to 25, and our broadcast interests have grown from three television stations to 26. Our newspaper portfolio currently includes well-known papers such as The Tampa Tribune, the Richmond Times-Dispatch and the Winston-Salem Journal. As of May 2001, our television stations were ranked first by Nielsen in eight of our 21 markets and second in seven of our 21 markets.

   In January 2001, we launched our Interactive Media Division that we believe will enable us to enhance the content of our traditional media and fully integrate Internet technologies into our overall convergence strategy. This division is responsible for creating and maintaining online sites for our newspapers and television stations and is comprised of our internal online enterprises, including Media General Financial Services, Inc., a major content provider to websites such as Quicken.com, Excite.com, Microsoft Money, Dow Jones, Thomson and Hoover's. This division also holds our minority investments in AdOne, L.L.P. (an online database of classified advertising) and several other Internet related ventures.

                      Summary Consolidated Financial Data

   The summary financial data for the five years ended December 31, 2000 have been derived from Media General's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. Income statement data for the six-month periods ended July 1, 2001 and June 25, 2000, and balance sheet data as of July 1, 2001 and June 25, 2000, are derived from unaudited consolidated financial statements and include, in the opinion of management, all normal recurring adjustments necessary to present fairly the data for such periods. The operating results for the six months ended July 1, 2001 are not necessarily indicative of the results that you can expect for the full fiscal year ending December 30, 2001. This information should be read in conjunction with our audited consolidated financial statements and accompanying notes, which are incorporated herein by reference.

                                             Fiscal Years(1)                           Six Months(1) Ended
                          ----------------------------------------------------------  ----------------------
                                                                                       June 25,    July 1,
                             1996        1997        1998        1999        2000        2000        2001
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          (dollars in thousands)                           (unaudited)
Income Statement Data:
Revenues................  $  491,235  $  641,910  $  688,677  $  692,902  $  830,601  $  383,757  $  404,628
Operating cash flow(2)..     101,964     166,239     183,347     195,016     225,380     103,906      88,241
Operating income........      69,393     100,303     114,292     122,576     123,833      59,222      30,342
EBITDA from continuing
 operations(3)..........     131,131     189,074     204,904     247,703     247,031     114,314     102,432
Interest expense........     (12,680)    (59,131)    (61,027)    (45,014)    (42,558)    (12,013)    (26,424)
Income from continuing
 operations before
 income taxes and
 extraordinary item.....      85,880      64,007      74,822     130,249     102,926      57,617      18,109
Income from continuing
 operations before
 extraordinary item.....      55,545      38,491      47,855      78,818      63,557      34,320      11,046
Net income (loss)(4)....      70,498     (10,490)     70,874     881,316      53,719      24,000      11,046

Balance Sheet Data:
Cash, cash equivalents
 and short-term
 investments............  $    4,471  $    3,504  $    7,637  $  646,046  $   10,404  $   12,257  $    8,277
Working capital.........      13,373      34,716      29,129     167,546      58,339      60,674      58,523
Property, plant and
 equipment, net.........     469,978     501,632     496,797     381,476     379,950     445,001     376,463
Total assets............   1,025,484   1,814,201   1,917,346   2,340,374   2,561,282   2,444,416   2,536,552
Long-term debt
 (including current
 maturities of long-term
 debt)..................     276,318     900,140     928,101      59,838     822,077     644,224     796,964
Shareholders' equity....     437,240     418,226     477,349   1,330,902   1,171,922   1,208,725   1,169,797

Per Share Data:
Income (loss) from
 continuing operations,
 per common share
 assuming dilution......  $     2.09  $     1.44  $     1.78  $     2.93  $     2.63  $     1.36  $     0.48
Cash dividends per
 share..................        0.50        0.53        0.56        0.60        0.64        0.32        0.34

Financial Ratios:
Ratio of earnings to
 fixed charges(5).......        6.41        1.71        1.95        4.11        3.01        5.10        1.03
Leverage ratio(6).......         2.1         4.8         4.5         0.2         3.3         2.5         3.4
Interest coverage
 ratio(6)...............        10.3         3.2         3.4         5.5         5.8         9.3         4.1
Total debt/Total
 capitalization.........        38.7%       68.3%       66.0%        4.3%       41.2%       34.8%       40.5%

--------
(1) Pursuant to the Company's bylaws, its fiscal year ends on the last Sunday in December; quarterly periods end on Sundays based on a five-week first month and four-week second and third months each quarter.
(2) Operating cash flow is operating income plus depreciation and amortization.
(3) EBITDA is defined as the sum of income from continuing operations, interest expense, income taxes and depreciation and amortization. EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with GAAP), but because it is a widely accepted financial indicator of a company's ability to incur and service debt.
(4) For all periods prior to 2001, net income includes the Company's discontinued cable and newsprint operations, most notably a $798,719 after-tax gain from the sale of cable operations in 1999. In 1997, there was also a $63,000 extraordinary loss related to the early extinguishment of acquired debt.
(5) For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations less income
    (loss) from equity investments, plus fixed charges, amortization of capitalized interest, distributed income of equity investees minus capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of premium/discount, and an estimate of the interest portion of rental expense.
(6) Leverage ratios (total debt/EBITDA) and interest coverage ratios (EBITDA/interest expense) for the six-month periods have been calculated using trailing four quarters EBITDA and interest expense.

                                  The Offering

   For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Senior Debt Securities" in the accompanying prospectus.

Securities Offered..........  $200,000,000 principal amount of 6.95% notes due
                              2006.

Maturity....................  The notes will mature on September 1, 2006, unless redeemed prior to such date in accordance with the provisions described below under "-- Optional Redemption."

Interest Payment Dates......  March 1 and September 1, commencing March 1,
                              2002.

Optional Redemption.........  We may redeem the notes at any time at our option, in whole or in part. The redemption price will be equal to the greater of (1) 100% of the principal amount of the notes being redeemed and
                              (2) the make-whole amount, if any, plus, in each case, unpaid interest on the principal amount of the notes being redeemed accrued to the redemption date. See "Description of the Notes-- Optional Redemption" for more information on optional redemption of the notes, including the definition of the make-whole amount.

Ranking.....................  The notes will constitute senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. However, the notes will rank junior to our secured indebtedness to the extent of the underlying collateral. In addition, unless the guarantees of our subsidiaries are in effect, the notes will effectively rank junior to our subsidiaries' liabilities.

                              At July 1, 2001, Media General had outstanding $46,052 of secured indebtedness and $796 million of senior unsecured indebtedness ($783 million of which is guaranteed by its subsidiaries) and its subsidiaries had outstanding $1.3 million of indebtedness, all of which is secured indebtedness.

                              At July 1, 2001, after giving pro forma effect to this offering and our use of the net proceeds, Media General would have had outstanding $46,052 of secured indebtedness and $798 million of senior unsecured indebtedness ($785 million of which is guaranteed by its subsidiaries) and its subsidiaries would have had outstanding $1.3 million of indebtedness, all of which is secured indebtedness.

Guarantees..................  The notes will be fully and unconditionally guaranteed by our subsidiaries, on a joint and several basis. See "Description of Notes-- Subsidiary Guarantees." These guarantees may be terminated and reinstated under the circumstances referenced in this prospectus supplement. See "Description of the Notes--Subsidiary Guarantees."

Covenants...................  The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to incur indebtedness which is secured by a lien on specified property, to enter into sale-leaseback transactions, and to consolidate, merge or transfer assets. The covenants also limit the ability of our subsidiaries to incur indebtedness or guarantee the indebtedness of others. All of these covenants are subject to a number of significant exceptions and limitations. See "Description of the Notes--Merger, Consolidation and Sale of Assets of Subsidiary Guarantors" in this prospectus supplement and "Description of Senior Debt Securities--Covenants" and "-- Consolidation, Amalgamation, Merger and Sale of Assets" in the accompanying prospectus.

Use of Proceeds.............
                              We will use the net proceeds we receive from the sale of the notes for the repayment of a portion of amounts outstanding under our revolving credit facility.

                                  RISK FACTORS

In evaluating an investment in the notes, you should carefully consider the following risk factors, as well as the other information set forth in this prospectus supplement and the accompanying prospectus.

                                Structural Risks

Because of our holding company structure, except during the time that they are guaranteed by our subsidiaries, the notes will effectively rank junior to the claims of creditors of our subsidiaries and will rank junior to our secured lenders.

   Because Media General is a holding company that conducts its operations through its subsidiaries, its ability to meet its obligations under its indebtedness, including payment of principal of, and premium, if any, and interest on, the notes, depends on the earnings and cash flows of its subsidiaries and the ability of its subsidiaries to pay dividends or advance or repay funds to Media General. Any right of Media General and its creditors (including the holders of the notes) to participate in the assets of any of Media General's subsidiaries upon any liquidation, dissolution or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including that subsidiary's trade creditors and other creditors who have obtained guarantees from that subsidiary (except to the extent that the subsidiary has executed a guarantee in respect of that particular creditor of Media General or to the extent that the claims of Media General itself as a creditor of that subsidiary may be recognized). Accordingly, absent the existence of guarantees from its subsidiaries or Media General itself being recognized as a creditor of its subsidiaries, the notes will effectively rank junior to the claims of creditors of Media General's subsidiaries. The notes will rank junior to all secured indebtedness of Media General to the extent of the underlying collateral.

   At July 1, 2001, Media General had outstanding $46,052 of secured indebtedness and $796 million of senior unsecured indebtedness ($783 million of which is guaranteed by its subsidiaries) and its subsidiaries had outstanding $1.3 million of indebtedness, all of which is secured indebtedness.

   At July 1, 2001, after giving pro forma effect to this offering and our use of the net proceeds, Media General would have had outstanding $46,052 of secured indebtedness and $798 million of senior unsecured indebtedness ($785 million of which is guaranteed by its subsidiaries) and its subsidiaries would have had outstanding $1.3 million of indebtedness, all of which is secured indebtedness.

A court may be able to void any guarantees of the notes and require holders of the notes to return payments received from the subsidiary guarantors.

   Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee of the notes by one or more of our subsidiary guarantors could be voided, or claims in respect of a guarantee could be subordinated to all other debts of any subsidiary guarantor, if, among other things, that subsidiary guarantor, at the time it issued the guarantee:

  . issued the guarantee to delay, hinder or defraud present or future creditors; or

  . received less than reasonably equivalent value or fair consideration for issuing the guarantee;

and at the time that subsidiary guarantor issued the guarantee, it

  . was insolvent or rendered insolvent by reason of issuing the guarantee and applying the proceeds of the guarantee;

  . was engaged or about to engage in a business or transaction for which that subsidiary guarantor's remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

  . intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature.

   If a court determined that the issuance of a guarantee of the notes by a subsidiary guarantor violated applicable federal and state law as described above, any payment by a subsidiary guarantor pursuant to its guarantee of the notes could be voided and required to be returned to that subsidiary guarantor, or a fund for the benefit of the creditors of that subsidiary guarantor, or the guarantee could be subordinated to other debts of that subsidiary guarantor.

   The measure of insolvency for purposes of fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

  . the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

  . the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  .   it could not pay its debts as they become due.

   We cannot be sure as to the standard that a court would use to determine whether or not a subsidiary guarantor was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantee of the notes would not be voided or the guarantee of the debt securities would not be subordinated to that subsidiary guarantor's other debts.

   If challenged, any guarantee of the notes issued by one of our subsidiary guarantors could also be subject to the claim that, because the guarantee was issued for Media General's benefit, and only indirectly for the benefit of that subsidiary guarantor, the obligations of that subsidiary guarantor were incurred for less than fair consideration. A court could therefore void the obligations under the guarantee or subordinate the guarantee to that subsidiary guarantor's other debts or take other actions detrimental to holders of the notes.

                                Business Risks

The television broadcasting industry is highly regulated.

   The television broadcasting industry is subject to extensive and changing regulation. Among other things, the Communications Act of 1934, as amended, and the rules, regulations and policies of the Federal Communications Commission require that each television broadcaster must operate in compliance with a license issued by the FCC. Each of our television stations operates pursuant to one or more licenses issued by the FCC that expire at different times. We must file an application with the FCC to acquire, renew, transfer control of or assign a license, and third parties may challenge those applications. Subject to certain grandfathering provisions protecting, among others, our Tampa broadcast station, current FCC rules generally do not allow the owner of a broadcast television station to own, at the time of license renewal, a daily newspaper of general circulation in the same market, or to acquire a new television station in the same market in which it owns a daily newspaper. These rules could adversely affect our clustering or convergence strategies.

   Recent and prospective actions by the FCC could cause us to face increased competition. These include:

  . relaxation of restrictions on the participation by regional telephone operating companies in cable television and other direct-to-home audio and video technologies;

  . the establishment of a Class A television service for certain low power stations that gives such stations primary status and certain interference protections against full-power stations; and

  . permission for direct broadcast satellite television to provide the programming of traditional over-the-air stations, including local and out-of-market network stations.

   In addition, Congress and the FCC currently have under consideration, and may in the future adopt laws or modify existing laws and regulations and policies regarding, a wide variety of matters that could affect the operation, ownership and profitability of our television stations. We may be required to modify our business plans or operations as new regulations arise.

Our business is subject to risks of decreased advertising revenues and adverse effects of new technologies.

   Our television stations, newspapers and other publications face competition for advertising revenue from other television broadcasters, cable television operators, wireless cable systems, direct broadcast satellite systems, telephone company video systems, radio broadcasters, newspapers, magazines, computer on-line services, movies and other forms of entertainment and advertising, some of whom are much larger than Media General. The ability of Media General's properties to generate advertising revenues depends significantly upon audience ratings and readership circulation averages. Technological innovation and the resulting proliferation of alternatives to traditional mediums for the delivery of news, information and entertainment have fragmented historical television and newspaper audiences and subjected television and newspaper companies to new types of competition.

   In recent years, the FCC has adopted rules and policies providing for authorization of new technologies and a more favorable operating environment for certain existing technologies that have the potential to provide additional competition for television stations. Further advances in technology such as video compression and programming delivered through fiber optic telephone lines could facilitate the entry of new channels and encourage the development of increasingly specialized "niche" programming.

It is unclear what impact the regulatory mandate to convert all of our television stations to digital broadcasting by 2006 will have on our television stations.

   The FCC requires broadcasters to complete the transition from analog to digital broadcasting (DTV) by 2006, subject to biennial reviews by the FCC to evaluate the industry's progress toward full implementation of DTV broadcasting. DTV implementation will impose significant additional costs on us. We estimate that our investment in the transition in 2001-2002 will be $50 million. We are unable to predict the effect that technological changes associated with DTV will have on the broadcast television industry or on our future financial condition or results of operations. In addition, the Balanced Budget Act of 1997 requires (unless the FCC finds that certain conditions relating to DTV receiver penetration have been met) broadcasters to return their analog channels by 2006 to permit them to be re-auctioned to new licensees. This transition period could require us to end analog transmission in a market before all the viewers in that market have purchased DTV-compatible reception equipment.

We are subject to risks associated with future acquisitions and joint ventures.

   We intend to continue to pursue acquisitions of complimentary media assets and to enter into joint venture arrangements that could complement or expand our business. We will not be able to acquire other businesses if we cannot identify suitable opportunities or obtain acceptable financing. Even if we are able to identify suitable opportunities or obtain acceptable financing, no assurance can be given that we will be able to consummate any particular acquisition on favorable terms or at all. The negotiation of potential acquisitions or joint ventures, as well as the integration of an acquired business or station, could require us to incur significant costs and cause diversion of management's time and resources. No assurance can be given that expected synergies from any acquisition or joint venture will be realized.

                                USE OF PROCEEDS

   We will use the net proceeds we receive from the sale of the notes for the repayment of a portion of the amounts outstanding under our revolving credit facility. Borrowings under this facility had a weighted average interest rate of approximately 5.0% per annum as of July 1, 2001 and a weighted average maturity of 50 days. Estimated proceeds from this offering will be approximately $198,000,000, after deducting the underwriters' discount and the other expenses of the offering.

   Affiliates of the underwriters are lenders under our revolving credit facility and will receive more than 10% of the net proceeds of this offering as a result of repayment of amounts outstanding under our revolving credit facility. See "Underwriting."

                                 CAPITALIZATION

   The following table sets forth our actual capitalization at July 1, 2001, our capitalization as adjusted for the issuance of all of the notes and the application of the proceeds as described under "Use of Proceeds." You should read this table together with the "Selected Consolidated Financial Data" presented elsewhere in this prospectus supplement as well as our unaudited consolidated financial statements and accompanying notes that are incorporated herein by reference.

                                                          As of July 1, 2001
                                                        -----------------------
                                                          Actual    As Adjusted
                                                        ----------  -----------
                                                        (dollars in thousands)
                                                             (unaudited)
Long-term debt:
  Revolving credit loans............................... $  770,000  $  572,000
  Notes offered hereby.................................         --     200,000
  Other................................................     26,964      26,964
                                                        ----------  ----------
    Total long-term debt............................... $  796,964  $  798,964
                                                        ----------  ----------

Shareholders' equity:
  Common stock, $5 par value:
  Class A, authorized 75,000,000 shares; issued
   22,397,513 shares................................... $  111,988  $  111,988
  Class B, authorized 600,000 shares; issued 556,574
   shares..............................................      2,783       2,783
  Additional paid-in capital...........................      9,167       9,167
  Retained earnings....................................  1,067,223   1,067,223
  Accumulated other comprehensive loss.................    (13,950)    (13,950)
  Unearned compensation................................     (7,414)     (7,414)
                                                        ----------  ----------
    Total shareholders' equity.........................  1,169,797   1,169,797
                                                        ----------  ----------
    Total capitalization............................... $1,966,761  $1,968,761
                                                        ==========  ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected financial data for the five years ended December 31, 2000 have been derived from Media General's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. Income statement data for the six-month periods ended July 1, 2001 and June 25, 2000, and balance sheet data as of July 1, 2001 and June 25, 2000, are derived from unaudited consolidated financial statements and include, in the opinion of management, all normal recurring adjustments necessary to present fairly the data for such periods. The operating results for the six months ended July 1, 2001 are not necessarily indicative of the results that you can expect for the full fiscal year ending December 30, 2001. This information should be read in conjunction with our audited consolidated financial statements and accompanying notes, which are incorporated herein by reference.

                                             Fiscal Years(1)                           Six Months(1) Ended
                          ----------------------------------------------------------  ----------------------
                                                                                       June 25,    July 1,
                             1996        1997        1998        1999        2000        2000        2001
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          (dollars in thousands)                           (unaudited)
Income Statement Data:
Revenues................  $  491,235  $  641,910  $  688,677  $  692,902  $  830,601  $  383,757  $  404,628
Operating cash flow(2)..     101,964     166,239     183,347     195,016     225,380     103,906      88,241
Operating income........      69,393     100,303     114,292     122,576     123,833      59,222      30,342
EBITDA from continuing
 operations(3)..........     131,131     189,074     204,904     247,703     247,031     114,314     102,432
Interest expense........     (12,680)    (59,131)    (61,027)    (45,014)    (42,558)    (12,013)    (26,424)
Income from continuing
 operations before
 income taxes and
 extraordinary item.....      85,880      64,007      74,822     130,249     102,926      57,617      18,109
Income from continuing
 operations before
 extraordinary item.....      55,545      38,491      47,855      78,818      63,557      34,320      11,046
Net income (loss)(4)....      70,498     (10,490)     70,874     881,316      53,719      24,000      11,046

Balance Sheet Data:
Cash, cash equivalents
 and short-term
 investments............  $    4,471  $    3,504  $    7,637  $  646,046  $   10,404  $   12,257  $    8,277
Working capital.........      13,373      34,716      29,129     167,546      58,339      60,674      58,523
Property, plant and
 equipment, net.........     469,978     501,632     496,797     381,476     379,950     445,001     376,463
Total assets............   1,025,484   1,814,201   1,917,346   2,340,374   2,561,282   2,444,416   2,536,552
Long-term debt
 (including current
 maturities of long-term
 debt)..................     276,318     900,140     928,101      59,838     822,077     644,224     796,964
Shareholders' equity....     437,240     418,226     477,349   1,330,902   1,171,922   1,208,725   1,169,797

Per Share Data:
Income (loss) from
 continuing operations,
 per common share
 assuming dilution......  $     2.09  $     1.44  $     1.78  $     2.93  $     2.63  $     1.36  $     0.48
Cash dividends per
 share..................        0.50        0.53        0.56        0.60        0.64        0.32        0.34

Financial Ratios:
Ratio of earnings to
 fixed charges(5).......        6.41        1.71        1.95        4.11        3.01        5.10        1.03
Leverage ratio(6).......         2.1         4.8         4.5         0.2         3.3         2.5         3.4
Interest coverage
 ratio(6)...............        10.3         3.2         3.4         5.5         5.8         9.3         4.1
Total debt/Total
 capitalization.........        38.7%       68.3%       66.0%        4.3%       41.2%       34.8%       40.5%

-------
(1) Pursuant to the Company's bylaws, its fiscal year ends on the last Sunday in December; quarterly periods end on Sundays based on a five-week first month and four-week second and third months each quarter.
(2) Operating cash flow is operating income plus depreciation and amortization.
(3) EBITDA is defined as the sum of income from continuing operations, interest expense, income taxes and depreciation and amortization. EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with GAAP), but because it is a widely accepted financial indicator of a company's ability to incur and service debt.
(4) For all periods prior to 2001, net income includes the Company's discontinued cable and newsprint operations, most notably a $798,719 after-tax gain from the sale of cable operations in 1999. In 1997, there was also a $63,000 extraordinary loss related to the early extinguishment of acquired debt.
(5) For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations less income
    (loss) from equity investments, plus fixed charges, amortization of capitalized interest, distributed income of equity investees minus capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of premium/discount, and an estimate of the interest portion of rental expense.
(6) Leverage ratios (total debt/EBITDA) and interest coverage ratios (EBITDA/interest expense) for the six-month periods have been calculated using trailing four quarters EBITDA and interest expense.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   Since January 1, 2001, we have managed our business in three segments that we also refer to as divisions: Publishing, Broadcasting and Interactive Media. Before 2001, we managed our continuing business in two segments: Publishing and Broadcasting. The following discussion and analysis speaks to our results on a consolidated basis and by segment. We manage, and address below, our liquidity and capital resources on a consolidated basis. This information should be read in conjunction with the selected financial data contained in "Selected Consolidated Financial Data" and in conjunction with our audited consolidated financial statements and our unaudited interim consolidated financial statements and the accompanying notes, which are incorporated herein by reference.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Month Periods Ended July 1, 2001 and June 25, 2000

   This discussion addresses the principal factors affecting the Company's operations during the three and six-month periods ended July 1, 2001 and June 25, 2000 and should be read in conjunction with the unaudited interim consolidated financial statements contained in the Company's report on Form 10-Q for the quarter ended July 1, 2001, which is incorporated herein by reference.

Results of Operations

   Second quarter income from continuing operations decreased $9.4 million, from $17.1 million ($0.70 per share assuming dilution) in the equivalent prior-year quarter to $7.7 million ($0.33 per share assuming dilution) in the quarter ended July 1, 2001. This decline was driven by an industry-wide advertising drought which translated into an approximate 25% drop in both Publishing and Broadcast profits from last year's second quarter, as well as increases in interest expense and intangibles amortization of 16.7% and 11.3% due mainly to the third quarter 2000 acquisition of Thomson. Partially offsetting the impact of these items, the Company's income from its share of SP Newsprint (SPNC) grew $8.4 million over the comparable prior-year period, primarily due to higher newsprint prices as well as increased sales volume, combined with lower production costs.

   During the first six months of 2001, income from continuing operations decreased $23.3 million from $34.3 million ($1.36 per share assuming dilution) in the first six months of 2000 to $11 million ($0.48 per share assuming dilution). Current-year net income contained a one-time pretax gain of $6.1 million, included within the Company's share of The Denver Post's (Denver) income, resulting from the Denver Rocky Mountain News' payment to Denver to establish a joint-operating agreement (JOA). Segment profit (as shown in the notes to our unaudited interim consolidated financial statements), excluding this gain, fell $26.5 million; the decline was driven by a depressed advertising environment which resulted in a year-over-year fall of 24% and 14.4% in Publishing and Broadcast profits. These comparative segment profits include six months of current-year Thomson results and three months of Spartan results, respectively, which were not present in the prior year. Decreased Interactive Media results were primarily attributable to planned start-up costs combined with a $2.3 million write-off of an investment in a technology company. However, a $15.5 million rise in the Company's share of SPNC results, from a loss of $0.4 million in the first half of 2000 to income of $15.1 million this year (for reasons similar to those of the current quarter), partially offset reduced segment profit. Other factors which unfavorably impacted the Company's bottom line were: a $14.4 million and a $8.6 million increase in interest expense and intangibles amortization expense (both predominantly the result of the Thomson and Spartan acquisitions), combined with an $8.2 million reduction in interest income due to the absence this year of short-term investments.

Publishing

   Operating income for the Publishing Division decreased $9.1 million and $11.6 million in the second quarter and first half of 2001 from the comparable 2000 periods. Excluding the one-time gain related to the formation of the Denver JOA and the contribution from the Thomson properties, operating income fell $12.3 million and $23.6 million as shown below:

                         Change in Publishing Division
                             Year-over-Year Results

                                                       Second
                                                       Quarter    Year-to-date
                                                      Favorable     Favorable
                                                    (Unfavorable) (Unfavorable)
                                                       Change        Change
                                                    ------------- -------------
                                                           (In millions)
   Excluding Thomson:
     Revenue decrease..............................     $(9.4)       $(12.7)
     Operating expense increase....................      (1.9)         (8.8)
     Denver operating income decrease..............      (1.0)         (2.1)
                                                        -----        ------
                                                        (12.3)        (23.6)
   Adjusted for:
     Denver JOA gain (pretax)......................        --           6.1
     Thomson operating income......................       3.2           5.9
                                                        -----        ------
       Decrease in Publishing operating income.....     $(9.1)       $(11.6)
                                                        =====        ======

   As illustrated by the following chart and excluding the addition of Thomson, Classified and Retail advertising revenues were down in both the second quarter and first half of this year, while Preprint and General revenues were essentially flat. The downturn in the economy produced a reduction in advertising spending in virtually all categories of Retail advertising; Classified advertising fell primarily from weakness in the employment and automotive categories.

                              Publishing Segment
                             Advertising Revenues
                                 by Categories


                                                 2nd Quarter ($millions)
                                              ----------------------------
                                         Classified  Retail  Preprints  General
                                         ----------  ------  ---------  -------
2001 Media General Newspapers..........     40.9      33.6      15.4      8.2
2001 Former Thomson Newspapers.........      2.5       3.8       1.3      0.1
2000 Media General Newspapers..........     48.3      34.9      16.0      7.9

                                                Six Months YTD ($millions)
                                              ----------------------------
                                         Classified  Retail  Preprints  General
                                         ----------  ------  ---------  -------
2001 Media General Newspapers..........     85.5      63.8      30.8      15.4
2001 Former Thomson Newspapers.........      4.9       7.2       2.6       0.1
2000 Media General Newspapers..........     95.4      66.7      32.2      14.9

   Excluding Thomson, Publishing Segment operating expenses increased $1.9 million and $8.8 million in the second quarter and first half of this year over the equivalent prior-year periods. The most significant factors affecting these increases in the second quarter and year to date included: a $.8 million and $3 million rise in employee compensation and benefits expense, and a $.9 million and $2.8 million jump in newsprint expense. Normal salary increases combined with higher health insurance costs and the Company's increased 401(k) plan match all contributed to the rise in employee compensation and benefit expense. Despite a 10% and 8.1% reduction in newsprint consumption in the second quarter and first half of 2001, an average newsprint price increase of $84 and $86 per short ton fully accounted for the Division's overall rise in newsprint expense. Other factors which impacted Division-wide operating costs were increases in occupancy expense and bad debt expense. Cost-containment initiatives put in place during the latter part of the first quarter, including hiring freezes on all but the most essential positions, produced a meaningful slowdown in rising operating expenses as evidenced by an increase in second quarter operating expenses of just $1.9 million (almost half of which was due to higher newsprint prices) compared to first quarter expenses which were up $6.9 million over the previous year.

   Excluding the one-time gain from the formation of the JOA, investment income earned from the Company's share of Denver decreased $1 million and $2.1 million in the second quarter and first half of this year. While the establishment of the JOA has reduced circulation expense and facilitated increased advertising rates, the decline in Denver's performance was primarily attributable to continued JOA start-up costs. In the second quarter, a 17% decline in revenues (due completely to lower classified and retail advertising) combined with a 48% increase in production cost, was partially offset by a 38% drop in circulation expense. In the first half of 2001, a 10% reduction in revenues (again due in full to struggling classified and retail advertising) coupled with a 42% increase in production expense, was partially offset by a 27% decrease in circulation expense.

Broadcast

   Broadcast operating income declined $5.5 million and $3.9 million in the second quarter and first half of this year compared to the equivalent periods of 2000. Because Spartan was not purchased until the second quarter of 2000, the full-year comparison of Broadcast includes only three months of Spartan's results in 2000 as opposed to six months of results for the current year. In the second quarter of 2001, revenues declined $6.8 million while operating expenses dropped $1.3 million. Excluding Spartan, revenues fell $4.7 million in the first half of 2001 while operating expenses decreased $1.8 million.

   The following chart, which does not show Spartan separately in the second quarter columns due to its presence in the second quarter of both years, illustrates the impact that a lethargic advertising environment had on advertising revenues. While all advertising time sales were down in the quarter, decreased National advertising (due to weakness in the automotive and telecommunications categories) dealt the most severe blow to the Division; Local advertising suffered (due primarily to deterioration in automotive advertising) despite aggressive local sales strategies which produced increased revenues at several stations; Political advertising decreased due to the virtual absence of any significant elections. In the first half of 2001, the presence of the former Spartan stations was responsible for producing higher year-over-year divisional Local and National revenues due to the inclusion of six months of Spartan in current-year results as compared to only three months in the prior year. Excluding Spartan, National advertising reflected an industry-wide downturn (due principally to softness in the automotive and telecommunications categories); Political advertising declined due to the lack of any significant campaigns; Local advertising was essentially flat.

                               Broadcast Segment
                            Advertising Time Sales
                                 by Categories

                                                2nd Quarter ($millions)
                                             ----------------------------
                                             Local   National   Political
                                             -----   --------   ---------
   2001 All Stations.......................  40.9      24.8        0.5
   2000 All Stations.......................  42.4      29.8        1.2

                                              Six Months YTD ($millions)
                                             ----------------------------
                                             Local   National   Political
                                             -----   --------   ---------
   2001 Media General Stations.............  50.1      28.1        0.5
   2001 Former Spartan Stations............  26.7      17.6        0.1
   2000 Media General Stations.............  50.2      33.1        1.4
   2000 Former Spartan Stations............  15.1      11.8        0.8

* 2000 includes three months of Spartan revenues, while 2001 includes six months of Spartan revenues.

   In the second quarter, operating expenses decreased $1.3 million due primarily to an 8.4% and 7.4% decline in programming costs and depreciation expense, respectively. Excluding Spartan, operating expenses declined $1.8 million in the first half of this year as compared to the first six months of 2000. A 7.3% reduction in programming costs combined with a 3.2% decrease in other production expense, more than offset a 3.8% rise in employee compensation and benefit costs arising from normal salary adjustments, increased health care costs and an increased Company 401(k) plan match. The Division benefited from cost-containment initiatives, including hiring freezes implemented in the latter portion of the first quarter.

Interactive Media

   The first quarter of 2001 marked the formation of the Company's Interactive Media Division. The Division is comprised of Publishing and Broadcast interactive operations as well as Media General Financial Services and the Company's minority investments in external online enterprises. Operating results for 2000 have been restated to reflect the change in the Company's reportable segments.

   Interactive Media operating results fell $3.5 million from a loss of $.6 million in the second quarter of last year to a $4.1 million loss in the equivalent period this year; operating results fell $4.9 million from a loss of $.9 million in the first six months of 2000 to a $5.8 million loss in the first half of this year. The Division incurred a $2.3 million loss in the second quarter associated with the write-off of its investment in KOZ.com due to that company's bankruptcy. Additionally, $.3 million and $.6 million increases in revenues in the second quarter and first half of the year, respectively, were not sufficient to offset a $1.1 million and $2.3 million rise in operating expenses. Increased revenues were driven by strong Classified advertising in both the second quarter and first half of the year (primarily from the Division's Tampa online presence, TBO.com) as well as from solid outside vendor revenues from Media General Financial Services in the first six months of 2001. Higher expenses were attributable to expected start-up costs associated with the development and roll-out of the Division.

   In addition to the write-off of KOZ.com, the Division's share of operating losses from its investments in AdOne and iPipe increased by $.3 million and $.9 million in the current quarter and first half of the year over the equivalent prior-year periods.

Newsprint Market Prices

   Concurrent with the third quarter 2000 sale of Garden State Paper, the Company entered into a seven-year financial newsprint swap agreement. Under this agreement, the Company receives a floating price per metric ton ($605 per metric ton at July 1, 2001) and pays a fixed price of $596 per metric ton. Currently, a $50 increase or decrease in average newsprint price over the term of the contract on the overhedged portion would result in income or expense, respectively, to the Company of approximately $3 million; it would have a significant effect on the fair value of the hedged portion of the swap contract recorded on the consolidated balance sheet as well.

   Since the beginning of the year, the fair value of the newsprint swap on the Company's balance sheet has decreased from an asset of $12 million at December 31, 2000, to a liability of $13.8 million at the close of the second quarter based on forecasted newsprint prices. However, the Company has received cash payments during the period of approximately $1.2 million. Further erosion of newsprint prices may result in the Company beginning to make payments under the swap. See the notes to the consolidated condensed unaudited financial statements incorporated by reference in this prospectus supplement for more information on this newsprint swap, the effect on other comprehensive income, and the adoption of Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities.

Interest Income and Expense

   Interest expense in the second quarter and first six months of 2001 increased $1.8 million and $14.4 million from the equivalent year-ago periods due to a $209 million and $490 million increase in average debt outstanding, which was partially mitigated by an approximate 1% decline in the effective interest rate in both the second quarter and first half of the year. The Company earned interest income of $8.2 million in the first quarter of 2000 from its investments in predominantly prime-rated commercial paper.

   The Company uses interest rate swaps (where it pays a fixed rate and receives a floating rate) as part of an overall risk management strategy with the objective of managing interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR, not to trade such instruments for profit or loss. During the first quarter of 2001, the Company entered into interest rate swap agreements with notional amounts totaling $150 million. At the end of the current quarter, the Company had interest rate swaps with notional amounts totaling $375 million with maturities ranging from less than one year to two years. Together, these swaps effectively converted that portion of the Company's variable rate debt to fixed rate debt at interest rates approximating 6.8% throughout the second quarter. As of June 29, 2001 (when the Company entered into its new revolving credit facility discussed below), this interest rate approximated 7.5% due to a higher applicable margin under the new facility.

Liquidity

   Despite a sharp decrease in net income in the first half of 2001, funds generated by operations (including substantial net collections of accounts receivable) along with certain other inflows provided: $21.2 million for capital expenditures, $9.2 million for payment of debt issuance costs, $7.8 million for payment of dividends to shareholders and $4.6 million for investments in cost and equity affiliates, as well as $25 million for debt reduction.

   On June 29, 2001, the Company replaced its previous revolving credit facility (which was established in 1995) with a five-year revolving credit facility committing a syndicate of banks to lend the Company up to $1 billion. Additionally, the Company filed a shelf registration subsequent to the close of the second quarter for the issuance of up to $600 million of public debt. See the notes to the consolidated condensed unaudited financial statements incorporated by reference in this prospectus supplement for more information on the credit facility and shelf registration. The Company believes that it now possesses a greater degree of financial flexibility to react to opportunities in the market in the next several years.

   The Company anticipates that internally generated funds provided by operations, together with the new credit facility and potential public offerings of debt securities, will be more than adequate to finance projected capital expenditures, dividends to shareholders, and working capital needs throughout 2001.

Outlook

   An industry-wide consensus seems to indicate that a weak advertising environment will prevail throughout the remainder of 2001. While higher average year-over-year newsprint prices are expected to hinder the Publishing Division's results, the Company also anticipates benefiting from increased income from its investment in SPNC. Additionally, while the Interactive Media Division expects to produce strong year-over-year revenue growth, the remainder of 2001 will continue to reflect the expense of establishing and building a solid foundation for that Division.

   Despite the air of ambiguity regarding present economic conditions, the Company has implemented several initiatives which will further its long-term goals and provide future value for its shareholders. The Publishing Division continues to develop regional clusters that will provide significant operational synergies as well as the benefits of media convergence; the Broadcast Division has consolidated its national sales representative group into one coordinated team whose sole focus will be to further enhance the Division's National sales efforts; and the Interactive Media Division continues to exploit new revenue sources, including a successful up-sell arrangement for classified advertising in Tampa that is being rolled out to other locations.

Management's Discussion and Analysis of Financial Condition and Results of Operations for Fiscal Years 1998, 1999 and 2000

   This discussion addresses the principal factors affecting the Company's operations during the past three years and should be read in conjunction with the audited consolidated financial statements contained in the Company's report on Form 10-K for the fiscal year ending December 31, 2000, which is incorporated herein by reference.

Overview

   Over the past several years, the Company has transformed itself into a leading provider of quality news, information and entertainment services in the Southeast through a series of strategically targeted acquisitions and dispositions. By concentrating its newspapers, television stations and online enterprises in the Southeast, the Company has positioned itself to take advantage of this region's economic growth while leveraging the power of multimedia. The Company continues to strengthen its regional presence through growth and expansion of its existing businesses in their current markets, as well as by entering into strategic alliances.

   In January 2001 the Company launched its Interactive Media Division which, as a new segment, will operate in conjunction with the Publishing and Broadcast Divisions to foster the Company's strategy of convergence by: delivering information and entertainment through the Company's existing Web sites, capitalizing on new online growth opportunities, and providing expanded choices for its advertisers, readers, viewers and users. The Internet represents a dynamic marketplace that the Company intends to utilize as a medium to facilitate convergence and combine the strengths of all three of its divisions.

   The Company has engaged in a series of acquisitions, exchanges, investments and dispositions which have significantly increased its penetration of southeastern households through the Company's chosen media of newspapers, television stations and, most recently, interactive media. This transition began in October 1995 with the purchase of four daily newspapers and several weekly publications in Virginia from Worrell Enterprises, Inc. The expansion continued with the purchase of Park Communications, Inc., in January 1997, which was followed by the subsequent sale of several non-southeastern properties acquired in that transaction. In September of 1997, the Company made an initial investment in Hoover's, Inc., a leading provider of online financial information. Further expanding its reach and tightening its focus over the past three years, the Company's growing southeastern presence has been punctuated by the following events:

  .   January 1998, purchase of the Bristol Herald Courier (Bristol, VA).

  .   June 1998, sale of the Company's Kentucky newspaper properties.

  .   July 1998, purchase of the Hickory Daily Record (Hickory, NC).

  .   May 1999, sale of WHOA-TV (Montgomery, AL).

  . June 1999, sale of 20% of the common stock of Denver Newspapers, Inc., resulting in a $19 million after-tax gain.

  . August 1999, initial investment in AdOne, L.L.P., an online database of classified advertising.

  . October 1999, disposition of the Company's Cable operations, resulting in a $799 million after-tax gain; in June 2000, an additional $8.3 million after-tax gain was recognized due to certain post-closing adjustments related to the sale.

  . March 2000, opening of a new fully digital, state-of-the-art multimedia center (the News Center) in Tampa bringing together WFLA-TV, The Tampa Tribune, and TBO.com.

  . March 2000, purchase of Spartan Communications, Inc. (Spartan), which doubled the number of the Company's television stations from 13 to 26.

  . April 2000, initial investment in iBlast, a company that will use a portion of the new digital broadcasting spectrum to send information directly to business and consumer PC devices.

  . July 2000, sale of a small daily newspaper in southeastern Virginia and a tri-weekly in northeastern North Carolina.

  . August 2000, purchase of five daily and two weekly newspapers from Thomson Newspapers (Thomson) in South Carolina and Alabama.

  . August 2000, disposition of Garden State Paper (GSP), resulting in a $13.8 million after-tax loss.

   The aforementioned transactions culminated in the Company's ownership of 25 daily newspapers and nearly 100 other publications, as well as 25 television stations and one additional station that it operates under a local marketing agreement (21 southeastern television stations). Additionally, the Company has invested approximately $18 million over the past three years in several technology companies.

   In December 1999 the Company initiated a program to repurchase up to $250 million of its Class A common stock. Through December 2000, approximately 4.1 million shares had been repurchased at a cost of $204 million.

   The Company's decision to sell GSP was influenced by the trend toward consolidation within the newsprint industry combined with the significant capital expenditures which would have been necessary at GSP to remain competitive in this industry. The Company recorded a loss of $13.8 million (net of income tax benefit of $6.2 million), which is subject to resolution with the buyer of certain post-closing income tax matters and other items. The transaction also included a seven-year, financial fixed-price newsprint swap agreement. Concurrent with the sale, the Company retired $20 million of 7.125% municipal revenue bonds.

   The Company's decision to sell its Cable operations in 1999 was propelled by the fast-moving trend toward consolidation within this specialized industry. The significant size gained by operators of multiple systems provides them with competitive advantages unavailable to single-system operators. The Company recorded a gain of $799 million (net of income taxes of $510 million) in 1999; in the second quarter of 2000, certain final post-closing adjustments related to this sale resulted in an additional gain of $8.3 million (net of income taxes of $3.6 million).

   The sales of GSP and the Cable operations allow the Company to focus its resources on the media segments, namely newspapers and television stations, where it has achieved critical mass in the Southeast, as well as on the Internet, where geographical distinctions are not as critical. The purchases of the Spartan stations and certain Thomson newspapers, with their concentrations of television stations and newspapers in the Southeast, were natural progressions in the Company's southeastern evolution. The Company continues to evaluate opportunities to further its strategy in this thriving region.

Results of Operations

   Results for both 2000 and 1999 were heavily influenced by several significant and non-recurring events, including the sales of GSP in 2000, the Cable operations in 1999, and 20% of the common stock of Denver Newspapers, Inc. in 1999. Additionally, 2000 included a fifty-third week of results as compared to fifty-two weeks in 1999 and 1998. Concurrent with the gain on sale of the Company's Cable operations was an extraordinary charge representing costs associated with the early redemption of debt. Inclusive of these unique items, net income for 2000 was $53.7 million ($2.22 per share assuming dilution).

                                                                 Fiscal Year
                                                                ---------------
                                                                 2000    1999
                                                                ------  -------
                                                                (In millions)
Net income..................................................... $ 53.7  $ 881.3
Adjusted for:
 Gain on sale of Cable operations..............................    --    (798.7)
 Extraordinary item (debt redemption)..........................    --       1.3
 Gain on sale of stock of Denver Newspapers, Inc. .............    --     (18.9)
 (Income) loss from discontinued operations....................    4.3     (5.1)
 Loss on sale of Garden State Paper............................   13.8      --
 Gain on Cable sale -- adjustment..............................   (8.3)     --
                                                                ------  -------
  Net income as adjusted....................................... $ 63.5  $  59.9
                                                                ======  =======

   Excluding these unique items, net income rose 6% in 2000 over the prior year. This rise was principally due to a 77% increase in Broadcast operating profits, primarily attributable to the solid results (in large part due to political advertising) posted by the newly acquired Spartan properties. Publishing Segment results were flat despite the acquisition of the Thomson properties. Strong Broadcast results more than offset a 55% rise in acquisition-related intangibles amortization expense, as well as a 19% increase in Corporate expense due to the expanded resources necessary to support the Company's broadened operations, as well as to an additional week of expenses in the current year. The significant growth of the Company over the past several years, combined with the need for more timely dissemination and retrieval of information have, in particular, necessitated these infrastructure investments. Earnings per share assuming dilution, excluding the items in the previous chart, increased 18% to $2.63 per share from $2.23 per share. This seemingly disproportionate percentage increase in EPS as compared to net income is primarily accounted for by the Company's stock repurchase program, which lowered average shares outstanding by 2.7 million shares, just over 10%.

   Comparative results for 1999 were also meaningfully influenced by the unusual items highlighted in the previous chart; net income was $881.3 million ($33.25 per share, or $32.78 per share -- assuming dilution). Excluding these one-time items, net income rose 25% on the strength of a solid year-over-year performance within the Publishing Segment (up 11%), a 26% decline in interest expense due to decreased debt, and $9.4 million of interest income attributable to the investment of proceeds derived from the Cable sale. Together, these more than offset an 11% decrease in Broadcast Segment profits and a 50% decline in the Company's share of income from its investment in SPNC as the average realized newsprint selling price declined $71 per ton. Earnings per share assuming dilution, excluding the previously discussed items, increased 25% from $1.78 per share to $2.23 per share, paralleling the rise in net income.

Publishing

   Operating income for the Publishing Segment remained relatively flat in 2000, decreasing less than $1 million from 1999. Excluding the recently acquired Thomson properties, which contributed $5.7 million of operating income in 2000, revenues increased $26.1 million but were more than offset by a $32.6 million rise in operating expenses. The chart below illustrates improved revenues in all advertising categories over a three-year period, with the exception of lackluster retail advertising revenues in 1999 (due to reduced grocery and department store advertising).

   Classified revenues showed the largest increase on the strength of automotive advertising; General advertising was up due to strong telecommunications advertising in 2000 and robust automotive advertising in 1999. In recent years, Preprints (advertiser supplements inserted into a newspaper) have taken on a role of greater importance in newspaper advertising; to help illustrate this distinction, Preprint revenues have been differentiated from Run of Press (ROP) revenues in the accompanying chart.

                                                 Publishing Segment
                                                Advertising Revenues
                                                    by Category
                                             ---------------------------
                                             Retail  Classified  General
                                             ------  ----------  -------
2000 ROP..................................   149.4     187.1       32.1
Preprints.................................    59.6       3.5        6.1
1999 ROP..................................   141.4     171.4       26.6
Preprints.................................    54.0       2.3        5.7
1998 ROP..................................   149.2     164.5       19.7
Preprints.................................    51.4       1.8        5.5

   Excluding the Thomson properties, Publishing Segment operating expenses rose significantly due to a combination of factors. Employee compensation and benefit expense increased $12.6 million in 2000 as a result of salary increases combined with staffing new positions principally for online operations. Newsprint expense rose $5.4 million due to increased consumption, coupled with higher average cost per ton. Finally, other operating costs were up due to higher circulation, marketing and promotion, and occupancy costs. The Tampa Tribune incurred additional expense and rental costs related to moving its newsroom to the News Center, which also houses WFLA-TV and the Company's area online presence, TBO.com.

   Operating income for the Publishing Segment increased $14.6 million (11%) in 1999 over the comparable 1998 amount; $3.5 million of this increase was contributed by properties acquired or disposed of in those years. Excluding acquisitions and dispositions, this robust performance was driven by an $11.8 million rise in revenues combined with a $3.2 million decrease in operating expenses. This year-over-year revenue gain was the result of a strong performance in classified and general advertising (both led by the automotive category), which more than offset soft retail advertising revenues (down in the grocery and department store categories). Newsprint expense decreased 14% in 1999 from the prior year as a result of lower cost per ton, but was partially offset by a 2% increase in employee compensation and benefits expense due to enhanced employee benefit offerings.

   In June 1999 the Company completed the sale of 20% of the outstanding common stock of Denver Newspapers, Inc.; the Company retained a 20% ownership in the common stock of Denver Newspapers, Inc. Investment income earned from that affiliate fell from a $3.2 million profit in 1998 to a $.4 million loss in 1999 and slid further to a $.9 million loss in 2000. These comparisons reflect the Company's 40% ownership in 1998, versus its 20% ownership beginning June 30, 1999. This pattern of reduced income was primarily attributable to increased circulation and newsprint expenses, which were only partially mitigated by a rise in advertising revenues; increased expenses resulted from higher average newsprint cost combined with elevated circulation expense in the intensely competitive Colorado market. Effective in January 2001, The Denver Post and the Denver Rocky Mountain News entered into a joint-operating agreement under which the competing newspapers combined their advertising, circulation and production operations, while maintaining separate newsrooms. This arrangement is expected to be beneficial to both newspapers and return The Denver Post to profitability in 2001.

Broadcast

   Broadcast operating income rose $28.6 million in 2000; $25 million of this increase was due to the addition in the second quarter of the Spartan properties. Excluding Spartan, revenues rose a solid $13.9 million, while operating expenses increased $10.3 million.

                                                    Broadcast Segment
                                                 Advertising Time Sales
                                                       by Category
                                             ----------------------------
                                             Local   National   Political
                                             -----   --------   ---------
2000 Media General Stations...............   102.0     63.1        12.2
2000 Former Spartan Stations..............    43.9     32.8         6.3
1999 Media General Stations...............    98.3     61.3         2.7
1998 Media General Stations...............    91.0     61.6        10.3

   The previous chart illustrates improved time sales in all advertising categories, with the exception of Political advertising during 1999's off-election year. In 2000, Political advertising posted a very strong year-over-year revenue increase as a result of the hotly contested presidential and congressional elections; National revenues rose on the strength of the automotive advertising category; and Local advertising improved due to vigor in the telecommunications and services categories. Excluding Spartan, the small to mid-size stations posted nearly 50% of this total advertising revenue increase in 2000, while the Company's largest station, WFLA in Tampa, was responsible for the remainder.

   Excluding Spartan, employee compensation and benefit expense rose 6.5% due to normal salary and benefit cost adjustments, while programming costs increased 4.5% as a result of enhanced programming. The Company's Tampa station was responsible for a large portion of these increased operating expenses for the reasons mentioned above as well as higher occupancy costs as WFLA moved into the News Center early in 2000. The segment has begun to reap the benefits of the investment made in previous years in its small to mid-market stations to invigorate their performance. In 2000, these stations combined to produce, collectively, an 18% year-over-year increase in operating profits.

   Broadcast operating income decreased $4.7 million in 1999, down 11% from 1998. This decline was driven by a $1.9 million drop in revenues combined with a $2.8 million increase in operating expenses. Throughout the industry, advertising spending was severely affected in 1999 by the lack of political activity and the absence of advertising associated with an Olympic year. The Company's largest station, WFLA in Tampa, bore the brunt of the impact from this lack of political spending, while simultaneously suffering from a generally weak national advertising market. WFLA's 23% decline in operating profits in 1999 more than accounted for the entire segment's shortfall from the prior year's level. An overall increase in operating expense at the Company's remaining stations was more than offset by a corresponding rise in revenues produced by these stations. Higher 1999 expense levels ensued as a result of improved programming and higher employee compensation and benefits expense, as the Company continued to invest in its smaller stations in an effort to improve their audience shares. Excluding WFLA, the Company's remaining stations posted a combined 1% increase in operating profits despite the challenges posed by the combination of 1999 being an off-election and non-Olympic year.

Intangibles Amortization Expense

   Intangibles amortization expense increased $18.5 million in 2000 from the prior-year equivalent period as a result of the purchases of Spartan and Thomson. The components which comprise intangibles amortization expense are as follows:

                                Intangibles Amortization
         ----------------------------------------------------------------------
                                                                Excess of Cost
         Other Intangibles  Network Affiliations  FCC Licenses  over Fair Value
         -----------------  --------------------  ------------  ---------------
2000....        11.8                4.7               13.6            22.5
1999....         7.8                2.3                6.6            17.4
1998....         7.8                2.3                6.6            17.5

Interest Income and Expense

   Interest expense in 2000 and 1999 decreased $2.5 million and $16 million, respectively, from the prior-year equivalent periods due primarily to a $56 million and a $240 million reduction in average debt outstanding. These debt reductions were effected when a portion of the proceeds from the October 1999 sale of the Company's Cable operations was used to repay all bank debt then outstanding and to terminate the associated interest rate swaps. In 2000, the second quarter purchase of Spartan and the third quarter purchase of the Thomson properties increased the Company's debt; however, average debt outstanding still remained appreciably lower than prior-year levels. The effective interest rate rose from just over 7% in 1998 and 1999 to approximately 7.5% in 2000.

   In October 1999, the Company invested the remaining proceeds from the Cable sale of approximately $665 million in prime-rated commercial paper and earned interest income of $8.2 million in the first quarter of 2000 and $9.4 million in the fourth quarter of 1999 on these investments.

   Concurrent with the Spartan acquisition, the Company entered into several new interest rate swap agreements as part of an overall risk management strategy. The objective is to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR, not to trade such instruments for profit or loss. These interest rate swaps total $300 million in notional amount with maturities that range from less than one year to three years; they effectively convert that portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 7.4%. If short-term interest rates were to be either higher or lower by one percentage point throughout 2001 and the Company's interest rate swap agreements and long-term debt levels were consistent with 2000, the Company's interest expense and income before taxes would change by approximately $3 million. This amount is determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment balances, and interest rate swap agreements.

Income Taxes

   The Company's effective tax rate on income from continuing operations was approximately 38%, 39% and 36% in 2000, 1999 and 1998. The slight dip in 2000's effective tax rate was primarily due to a lower effective state tax rate precipitated by a reorganization of corporate entities following recent acquisitions and dispositions. The lower 1998 effective tax rate was primarily the result of a favorable settlement of a state tax examination.

Liquidity

   The proceeds from the maturity of short-term investments, from the sale of GSP, and from the post-closing settlement related to the Cable disposition, together with cash on hand and funds generated from operations and financing activities, combined to provide funds for several large transactions during 2000. The most significant of these were: approximately $610 million for the purchase of Spartan, approximately $532 million of federal and state tax payments (the majority of which were attributable to the gain on the October 1999 sale of the Company's Cable operations), approximately $238 million for the purchase of the Thomson properties, and in excess of $192 million of current-year stock repurchases. These funds also supplied $43 million for capital expenditures, approximately $9 million for the purchase of a group of small weekly newspapers in southwestern Virginia, and $15.3 million for the payment of dividends to shareholders.

   In order to comply with FCC regulations and to remain competitive within the broadcast industry, the Company presently expects to invest approximately $50 million over the next two years implementing the transition to digital broadcasting. Additionally, the Company anticipates increases in other capital expenditures in 2001 over the prior year, due in large part to the construction of a new station in Charleston for WCBD-TV, remodeling several other facilities, and the investment necessary to launch the new Interactive Media Division. The Company expects income from continuing operations to be sufficient to fully utilize, over the next several years, net operating losses acquired from Spartan. The Company anticipates that internally generated funds provided by operations, together with existing credit facilities, will be more than adequate to finance projected capital expenditures, dividends to shareholders and 2001 working capital needs, as well as other initiatives.

                              ABOUT MEDIA GENERAL

Overview

   We are an independent, publicly owned communications company operating in three segments or divisions: Publishing, Broadcasting and Interactive Media. We have interests in 25 daily newspapers, nearly 100 weekly and other periodicals, 26 network-affiliated television stations, in excess of 50 internal online enterprises and various other diversified information services that are primarily concentrated in the southeastern United States. We began operations in 1850 and have operated in several of our markets for over 50 years. We currently broadcast to more than 30% of the households in the Southeast, reach more than one million readers weekly through our publications and have developed or are planning to develop local Web sites in targeted markets. The combination of our media assets makes us one of the leading providers of quality news, information and entertainment in the Southeast.

   We have chosen to concentrate our operations in the Southeast to take advantage of our knowledge of the markets in this region and the region's strong economic growth. Within this region we have attempted to strategically locate our properties in close proximity to each other. By using this strategy, commonly referred to as "clustering," our properties are able to share content and other resources. Clustering also enables us to reduce the costs of disseminating the news, information and entertainment that we provide throughout our different media platforms and improves the quality of our product. As a result, we believe clustering makes our properties attractive to advertisers.

   We have and will continue to employ numerous forms of media in as many of our markets as possible, a strategy that we call "convergence." We believe that the combined use of newspapers, television and interactive media in the same market (where not prohibited by law) provides our readers and viewers with broader and easier access to news, information and entertainment. We believe that this combination is more attractive to advertisers. We have already initiated our convergence strategy in several of our markets and intend to pursue it in additional markets as opportunities become available and as applicable law permits.

   Through a series of targeted acquisitions and dispositions over the past several years, we have achieved significant growth and have developed a core group of quality properties. From 1995 to present, our publishing properties have grown from three daily newspapers to 25, and our broadcast interests have grown from three television stations to 26. Our newspaper portfolio currently includes well-known papers, such as The Tampa Tribune, the Richmond Times-Dispatch and the Winston-Salem Journal. As of May 2001, our television stations were ranked first by Nielsen in eight of our 21 markets and second in seven of our 21 markets.

   In January 2001, we launched our Interactive Media Division that we believe will enable us to enhance the content of our traditional media and fully integrate Internet technologies into our overall convergence strategy. This division is responsible for creating and maintaining online sites for our newspapers and television stations and is comprised of our internal online enterprises, including Media General Financial Services, Inc., a major content provider to websites such as Quicken.com, Excite.com, Microsoft Money, Dow Jones, Thomson and Hoover's. This division also holds our minority investments in AdOne, L.L.P. (an online database of classified advertising) and several other Internet related ventures.

Business Strategy

   Set forth below are the principal components of our business strategy.

  Enhancement of Our Franchise in the Southeast

   We plan to continue to promote our brands locally, regionally and nationally in order to enhance our reputation as a leading source of news, information and entertainment in the Southeast. According to Demographics.com, the Southeast is currently the fastest growing region in the United States, with an expected population and median household income growth of 5.4% and 5.1%, respectively, from 2000 to 2005 compared to the U.S. average of 4.2% and 4.8%, respectively. In addition, five of the states that we currently operate in had a population growth greater than 14.0% over the past decade, with Georgia, Florida and North Carolina each increasing more than 21.0%, based on the latest census data released in April 2001.

                                            (% Projected Growth: 2000-2005)
                                       -----------------------------------------
                                                              Median    Average
                                                             Household Household
Markets                                Population Households  Income    Income
-------                                ---------- ---------- --------- ---------
Southeast.............................    5.4%       7.2%       5.1%      3.9%
United States.........................    4.2%       6.0%       4.8%      3.5%

--------
  Source: Demographics.com

   We believe these growth characteristics will motivate advertisers to continue to focus resources in this region and that our concentrated position in the Southeast markets will give us an advantage over our competitors in attracting these advertisers.

  Clustering of Assets

   The close geographical proximity of our various operating units enables us to share resources and management expertise throughout each of our divisions and, we believe, has afforded us significant advantages over our competitors in these markets. We have created numerous regional clusters throughout the Southeast that have given us various operational synergies and organizational efficiencies. For example, in our Florida cluster, both the Highlands Today and Hernando Today newspapers are printed at the production facility of The Tampa Tribune. In addition, we have centralized the traffic operations in Tampa for all of our broadcast stations and have not only lowered the cost of providing this service, but have increased the revenues associated with it as a result of improved inventory management techniques and timely rate adjustments.

   This clustering strategy has also allowed us to cross-sell our products over multiple properties and consolidate some of the advertising functions in our markets. For example, in our Florida and North Carolina publishing properties, we have organized our sales force around a regional sales model so that the publications in these two regions can now be a single buy for advertisers. We are cross-selling classified advertising between our publications in these markets. We have consolidated our national sales force for our broadcasting stations so that we now have two national sales teams completely dedicated to Media General. This reorganization has allowed us to provide a more concentrated focus on our national sales effort and has lowered our effective commission rates.

   We plan to continue to selectively target acquisitions and dispositions intended to strengthen our existing clusters and provide operational synergies to allow us to capitalize on our market expertise, reduce costs and enhance existing relationships with local and national advertisers.

                               [MAP APPEARS HERE]

  Focus on Media Convergence

   Our goal is to operate multiple forms of media in as many of our markets as possible to the extent regulation permits. We have organized our business structure to enable our three operating divisions to work together more effectively and create an enterprise that is fully integrated. The convergence of our three divisions will enable sharing of information, ideas, costs and other resources that we believe will result in significant operational advantages over our competitors. We believe convergence allows us to cover major stories and events more effectively than our competitors through the cooperative efforts of each news medium. Each division produces content in its own unique style; however the information used for these stories is collected in collaboration with the other two, adapted and then presented in the most effective way possible. The content is then available in print first thing in the morning, on television throughout the day and continuously over the Internet through a computer, cell phone, pager, or other device. This approach utilizes the natural advantages of immediacy for electronic delivery and in-depth coverage of print media. As a result of these efforts, we believe we have been able to strengthen our journalistic capabilities, broaden our brand names and expand our reach in the markets where we can leverage the benefits of convergence. Moreover, the efficiencies created by sharing information among our divisions provides potentially significant cost savings and other operational efficiencies over our competitors.

   Our convergence concept can be seen in Tampa, Florida, where the News Center, which opened in March 2000, houses The Tampa Tribune, WFLA and TBO.com together under one roof. The level of cooperation among these three media outlets has allowed us to significantly reduce overhead costs and has resulted in improved coverage of the Tampa Bay region and increased advertising revenues for all three partners. For example, multimedia sales in Tampa were $1.5 million in the fourth quarter of 2000 and increased to approximately $3 million in the first quarter of 2001, with half of the increase being generated from new advertisers. We have begun to duplicate this effort in several of our markets as shown below:

                                # of        # of
   Converged Markets         TV Stations Newspapers          Web Site
   -----------------         ----------- ---------- ---------------------------
   Tampa, FL...............        1          2     www.TBO.com
   Bristol, Kingsport &
    Johnson City, TN.......        1          1     www.tri-cities-news.com
   Florence & Myrtle Beach,
    SC.....................        1          1     www.florencemyrtlebeach.com
   Northern Florida &
    Southern Alabama.......        1          3     www.wmbb.com
   Opelika/Auburn, AL &
    Columbus, GA...........        1          1     www.oanow.com
   Lynchburg & Roanoke,
    VA.....................        1          1     www.gatewayva.com

  Emphasis on Development and Delivery of Quality Content

   We seek to increase the readership and viewership of our properties by continuing to develop accurate, relevant, timely, interactive and quality content and delivering that content to suit our audience's preferences. We believe that our continued efforts to better understand our target markets and customers will help us in providing our customers with the most timely and relevant information possible. In addition, we feel that our commitment to the quality of our content will continue to attract viewers and readers to our properties, which in turn will help us prolong beneficial relationships with advertisers and provide them with diversified advertising opportunities.

Our Business

   We operate our business in three segments or divisions: Publishing, Broadcasting and Interactive Media, each of which is described below.

  Publishing

   As of July 1, 2001, we owned 25 daily newspapers in Virginia, North Carolina, Florida, Alabama and South Carolina, as well as nearly 100 weeklies and other periodicals and a 20 percent interest in The Denver Post. Through internal growth and strategic acquisitions over the past several years, based on published industry data for 2000, we are one of the top ten publicly held publishing companies in the United States based on both daily circulation and revenues. Moreover, we have achieved the number three position in circulation in the Southeast, with our publications reaching over one million households across the Southeast every week. Our holdings include The Tampa Tribune, the Richmond Times-Dispatch, the Winston-Salem Journal and other publishing sites throughout the Southeast.

   Publications. The following table sets forth the combined paid average circulation for our top ten newspapers as of July 1, 2001:

                                                                   Circulation
                                                                 ---------------
   Newspaper                                     Location         Daily  Sunday
   ---------                              ---------------------- ------- -------
   The Tampa Tribune..................... Tampa, FL              225,398 303,774
   Richmond Times-Dispatch............... Richmond, VA           191,771 229,838
   Winston-Salem Journal................. Winston-Salem, NC       85,574  96,416
   Bristol Herald Courier................ Bristol, VA             41,609  43,120
   The News & Advance.................... Lynchburg, VA           38,026  42,878
   The Dothan Eagle...................... Dothan, AL              35,480  36,761
   Morning News.......................... Florence, SC            33,543  35,220
   The Daily Progress.................... Charlottesville, VA     30,383  34,524
   Danville Register & Bee............... Danville, VA            22,493  25,593
   Independent Tribune................... Concord/Kannapolis, NC  20,992  22,861

   In addition to our daily newspapers, weeklies and periodicals, we also provide other publishing services, such as regional news, features, editorials, cartoons, graphics, fashion coverage, sports, reports from the Media General Washington Bureau, self-syndicated content and specialty pages, through the following operations:

   Richmond, VA..............  Media General Newsbank:
                               .  Proprietary shared-content network
                               .  More than 50,000 stories, graphics and
                                  photos have been exchanged
                               . More than 1,000 Newsbank items published each month

   North Carolina............  Media General Syndication Services:
                               .  Star Watch
                               .  Spotlight
                               .  Mature Times
                               .  LapbyLap
                               .  Frontiers

   Washington, D.C. .........  Media General News Service:
                               .  a full service news bureau covering the
                                  nation's capitol
                               .  develops stories for publication in Media
                                  General newspapers

   Sources of Revenue. Our Publishing Division derives its revenues almost entirely from advertising and circulation. For the year ended December 31, 2000, advertising accounts for 82% of our publishing revenue, while circulation revenue accounts for 16%. Our advertising revenues are generated primarily through classified (33%), retail (27%), preprints (12%) and general national advertising (6%). The following chart illustrates the Publishing Division's revenue mix for the year ended December 31, 2000 on a pro forma basis taking into account the Thomson acquisition as if it had occurred on January 1, 2000:

                   Publishing Division Pro Forma Revenue Mix

     Classified                33%
     Retail                    27%
     Circulation               16%
     Preprints                 12%
     Other Advertising          4%
     Printing & Distribution    1%
     Other                      1%

   All of our newspapers compete for circulation and advertising with other newspapers published both nationally and locally in nearby cities and towns. We also compete for advertising with magazines, radio, broadcast and cable television, the Internet, direct mail, the Yellow Pages and other promotional media. All of our newspapers compete for circulation principally on the basis of content, quality of service and price.

   Sales and Marketing. The sales and marketing structure varies from market to market. All of our newspapers employ internally trained sales representatives; Richmond and Tampa use a national advertising firm in addition to internal sales representatives. A sales representative generally is responsible for 100 to 200 accounts with 30 to 60 of them being active advertisers on a monthly basis. Our smaller newspapers generally have an advertising staff of 6 to 12 representatives, whereas the larger newspapers typically have 100 to 200 sales representatives. While the percentages and base pay vary across markets, all salespeople are paid with some form of commission.

   Newsprint. The primary raw material used in our publishing operations is newsprint, which is purchased at market prices from various Canadian and United States sources, including SP Newsprint Company (SPNC), a company in which we own a one-third equity interest. SPNC has mills in Dublin, Georgia and Newberg, Oregon that produce a combined annual capacity of 970,000 short tons. When this output is compared to our publishing operations, which consumed approximately 143,000 short tons of newsprint in 2000, we are a net supplier of newsprint. Newsprint prices can be volatile. However, we have effectively hedged our newsprint price risk through our equity ownership in SPNC. For example, a $1 increase in newsprint prices actually benefits the Company by approximately $100,000 in net income, all other things being equal.

   In order to facilitate the sale of Garden State Paper to Enron North America in the third quarter of 2000, we entered into a newsprint swap with Enron. The swap settles on a net basis monthly "paying" a fixed price of $596 per metric ton and "receiving" a variable price (the June 2001 month end price was $605) on 11,904 tons. The agreement runs for seven years and expires in September 2007.

   Broadcasting

   Our Broadcast Division owns and operates 25 network-affiliated television stations and operates one additional station; stations are located primarily in the Southeast region of the United States. The stations reach more than 30 percent of the television households in the Southeast and nearly 8 percent of those in the United States. As shown in the table below, our stations are currently ranked first by Nielsen in eight of our 21 markets and second in seven of our 21 markets.

   Television Stations. Our broadcast interests have grown from three television stations in 1995 to 26 stations in 2001 and, as of July 1, 2001, consist of 16 CBS stations, five NBC stations, three ABC stations, one WB station and one UPN station. The most recent addition was the March 2000 purchase of Spartan Communications, Inc., which doubled the number of our television stations from 13 to 26. The following table sets forth certain information on each of these stations:


                                    Market            Network   Station  Audience
                Market              Rank(a) Station Affiliation Rank(a)  Share(a)
                ------              ------- ------- ----------- -------  --------
   Tampa, FL.......................    14    WFLA       NBC         1       12%
   Spartanburg, SC.................    35    WSPA       CBS         1       17%
                                       35    WNEG       CBS        (b)        (b)
                                       35    WASV       UPN         5(c)     2%
   Birmingham, AL..................    39    WIAT       CBS         4        7%
   Jacksonville, FL................    53    WJWB       WB          3(d)     6%
   Mobile, AL......................    62    WKRG       CBS         1       15%
   Wichita, KS.....................    65    KWCH       CBS         1       18%
                                       65    KBSD       CBS        (b)        (b)
                                       65    KBSH       CBS        (b)        (b)
                                       65    KBSL       CBS        (b)        (b)
   Lexington, KY...................    66    WTVQ       ABC         3       10%
   Roanoke, VA.....................    68    WSLS       NBC         3       12%
   Chattanooga, TN.................    86    WDEF       CBS         3       12%
   Jackson, MS.....................    88    WJTV       CBS         2       16%
   Johnson City, TN................    93    WJHL       CBS         2       16%
   Savannah, GA....................   100    WSAV       NBC         2       10%
   Charleston, SC..................   103    WCBD       NBC         2       17%
   Greenville, NC..................   106    WNCT       CBS         1       17%
   Augusta, GA.....................   113    WJBF       ABC         1(d)    17%
   Florence, SC....................   114    WBTW       CBS         1       24%
   Columbus, GA....................   128    WRBL       CBS         2       13%
   Mason City, IA..................   153    KIMT       CBS         3(d)    17%
   Panama City, FL.................   158    WMBB       ABC         2       15%
   Hattiesburg, MS.................   167    WHLT       CBS         2        8%
   Alexandria, LA..................   178    KALB       NBC         1       27%

--------
(a) Source: May 2001 Nielsen Rating Books Sign on to Sign off--6 a.m.-2 a.m. household share
(b)  Satellite station
(c) Station is operated under a local marketing agreement (LMA)
(d) Station listed is tied for Nielson rank noted in that market

   Sources of Revenue. The primary source of revenues for our television stations is the sale of commercial spots to national and local advertisers. Since each of the stations is network-affiliated, additional revenue is derived from the network programming carried by each. In 2000, approximately 83% of broadcasting revenue resulted from sales to national and local advertisers. The revenue generated from network programming comprised 4.7% of our broadcasting revenue in 2000. The following chart illustrates the Broadcast Division's advertising revenue mix for the year ended December 31, 2000 on a pro forma basis taking into account the Spartan acquisition as if it had occurred on January 1, 2000:

              Broadcast Division Pro Forma Advertising Revenue Mix

                               Local         59%
                               National      37%
                               Political      4%

   Our television stations are in competition for audience and advertising revenues with other television and radio stations, cable television systems, magazines, newspapers, the Internet and other promotional media. A number of cable television systems and direct-to-home satellite companies, which operate generally on a subscriber payment basis, exist in our broadcasting markets and compete for audience by importing out-of-market television signals and by presenting cable network and other program services. The television stations compete for audience on the basis of program content and quality of reception, and for advertising revenues on the basis of price, market share and performance.

   Sales and Marketing. Our broadcasting stations in the larger markets (Tampa, Spartanburg, Birmingham and Jacksonville) have a three-tier sales management structure, which includes a General Sales Manager, a National Sales Manager and a Local Sales Manager, as well as a Research Director. Beneath this structure are 6 to 12 account executives, depending on the size of the market, who generate approximately 60% of the stations' total time sales. The account executives are responsible for increasing revenue on existing accounts as well as developing business from new advertisers. In addition, the Division has an outside national advertising representative firm, whose sales representatives are exclusive to Media General.

   Digital Television. The television broadcast industry presently is implementing the transition from analog to digital technology in accordance with a mandated conversion timetable established by the FCC. Our Tampa and Spartanburg/Greenville television stations have begun digital broadcasting, while our other television stations must begin digital service by May 1, 2002. Initially, we plan to convert our stations to low power digital and later will convert all stations to full power by the FCC deadline (currently 2006).

  Interactive Media

   Our Interactive Media Division began operations on January 1, 2001 and is the foundation of our efforts to fully incorporate Internet technologies into our business strategies. The Division intends to build on the strengths of our newspapers, television stations and financial databases to create and operate online enterprises. The Division is comprised of our internal interactive enterprises and manages our strategic Internet investments, which include AdOne, L.L.P. (an online database of classified advertising), and several other Internet-related ventures. Currently, the most significant component of this division is Media General Financial Services, Inc., a major content provider to websites such as Quicken.com, Excite.com, Microsoft Money, Dow Jones, Thomson and Hoover's.

   Among the online enterprises included in the Division are each of our daily newspaper and television station Web sites that feature content from our published products or our television programs. The Division is currently transitioning our existing Web sites to a platform that will no longer allow random browsing and instead will require users to register before entering a site. Our plan is to establish a relationship that will eventually migrate to a subscription model for users accessing content. Initially, online revenues will be derived primarily from advertising, which range from static banner ads to interactive advertising and targeted ad campaigns. Working in conjunction with the Publishing Division, the Interactive Media Division expects to generate additional revenues from classified advertisements placed on our Web sites. The Interactive Media Division will act as the catalyst in our convergence efforts, which can best be seen at TBO.com, where content from both The Tampa Tribune and WFLA-TV is leveraged to create a comprehensive online news and information service in the Tampa metropolitan area.

   Our online enterprises compete for advertising and users with newspapers, magazines, radio, broadcast and cable television, other Web sites and other promotional media. These sites compete for users principally on the basis of depth of content and ease of use, and for advertisers primarily on the strength of technology to deliver advertisements and the quality of that delivery.


Regulation of Broadcasting

   The FCC regulates television broadcast stations pursuant to the Communications Act which provides for the operation of television broadcast stations only according to a license issued by the FCC upon a finding that the grant of the license would serve the public interest, convenience and necessity. The Communications Act empowers the FCC, among other things, to determine the frequencies, location and power of broadcast stations, to issue, modify, renew and revoke station licenses, to approve the assignment or transfer of control of broadcast licenses, to regulate the equipment used by stations, to impose fees for processing applications, to impose penalties for violations of the Communications Act or the FCC Rules, and to conduct auctions to determine the licensee for new television channel allotments. The FCC may revoke licenses for, among other things, false statements made to the FCC or willful or repeated violations of the Communications Act or of FCC Rules. Legislation has been introduced from time to time to amend the Communications Act in various respects and the FCC from time to time considers new regulations or amendments to its existing rules.

   The following is a brief summary of certain provisions of the Communications Act and FCC Rules currently under FCC, judicial, and/or congressional review. Reference should be made to the Communications Act and FCC Rules for further information on FCC regulation of television broadcast stations.

   Ownership Attribution. The FCC's multiple ownership rules may limit the permissible acquisitions and investments that the Company may make or the permissible investments that others may make in the Company. In January 2001, the FCC further modified the multiple ownership and attribution rules earlier modified in its 1999 orders. In the January 2001 reconsideration orders, the FCC eliminated its "single majority shareholder" exception to its attribution rules prospectively, but will continue to apply the exception to interests held before December 14, 2000. Under that exception, the FCC generally has not treated any minority voting shareholder as attributable if one person or entity (such as Mr. Bryan in the case of the Company) controlled the licensee through control over more than 50% of the combined voting power of the common stock of the broadcasting corporation. Under the FCC's new rule, a person who acquired a minority voting interest in a broadcasting corporation before December 14, 2000, will continue to have that interest treated as non-attributable for purposes of the FCC's ownership rules so long as a majority shareholder continues to hold more than 50% of the combined voting power of the broadcast corporation. In March 2001, the United States Court of Appeals for the D.C. Circuit reversed and remanded a decision by the FCC to eliminate the single majority stockholders exemption as it applies to the ownership of cable systems. Several entities have sought reconsideration of the FCC's elimination of the single majority stockholder exemption for broadcast ownership interests based upon the decision of the Court of Appeals. We cannot predict at this time how the court's decision will affect the FCC's exemption as it applies to broadcast stations generally or to us specifically.

   Under its "equity-debt-plus" rules, the FCC now treats certain combinations of debt and equity interests as attributable if they exceed in the aggregate 33% of the entity's total assets, even where the interests standing alone would be non-attributable. Non-conforming interests acquired before November 7, 1996, are permanently grandfathered for purposes of the equity-debt-plus rules and thus do not constitute attributable ownership interests.

   Television National Ownership Rule. Under the Communications Act, no individual or entity may have an attributable interest in television stations reaching more than 35% of the national television viewing audience. The FCC applies a 50% discount for purposes of calculating a UHF station's audience reach. The FCC counts the audience in each market only once. Both Fox Television Stations, Inc. and Viacom Inc. have filed appeals with the U.S. Court of Appeals for the D.C. Circuit seeking elimination of or an increase in the 35% national cap. Both of these appeals currently remain pending.

   Television Duopoly Rule. The FCC's TV duopoly rule permits parties to own two TV stations without regard to signal contour overlap if each of the stations is located in a separate market referred to as designated market area
(DMA). Parties in larger DMAs may own two television stations in the same DMA so long as (a) at least eight independently owned and operating full-power commercial and non-commercial television stations remain in the market at the time of acquisition and (b) at least one of the two stations is not among the four top-ranked stations in the market based on audience share. Without regard to numbers of remaining or independently owned TV stations, the FCC permits television duopolies within the same DMA so long as the stations' Grade B service contours do not overlap. Satellite stations that the FCC has authorized to rebroadcast the programming of a "parent" station will continue to be exempt from the duopoly rule if located in the same DMA as the "parent" station. The FCC may grant a waiver of the TV duopoly rule if one of the two television stations is a "failed" or "failing" station or the proposed transaction would result in the construction of a new television station. In February 2001, Sinclair Broadcast Group, Inc. filed an appeal with the U.S. Court of Appeals for the D.C. Circuit challenging the constitutionality of the duopoly rule's eight-station test which remains pending.

   The FCC's attribution and TV duopoly rules apply to same-market local marketing agreements involving more than 15% of the brokered station's program time. Local marketing agreements in effect on August 5, 1999, are exempt from the TV duopoly rule for a limited period of time, either two years (until August 5, 2001) or until the FCC completes its 2004 biennial review, depending on the date of the adoption of the local marketing agreement.

   Broadcast/Daily Newspaper Cross-Ownership Rule. The FCC Rules prohibit the common ownership of a radio or television broadcast station and a daily newspaper of general circulation in the same market. Under current policy, the FCC will grant a permanent waiver of the broadcast/newspaper cross-ownership rule only in those circumstances in which the effects of applying the rule would be "unduly harsh" (that is, the newspaper is unable to sell the commonly owned station, the sale would be at an artificially depressed price, or the local community could not support the newspaper and broadcast station as separately owned). The FCC has pending a notice of inquiry requesting comment on possible changes to its policy for waiving the rule.

   Digital Television Matters. The FCC has adopted rules for implementing digital television in the United States. Implementation of DTV service is intended to improve the technical quality of television broadcasts. In anticipation of the implementation of DTV operations, the FCC has adopted technical DTV standards and other rules necessary to protect the public interest. Each existing television station was allotted a second channel for its DTV operations. Each station must return one of its two channels at the end of the DTV transition period currently scheduled to end in 2006. The transition period could be extended in certain areas depending generally on the level of DTV market penetration.

   The FCC also has commenced a proceeding to consider additional public interest obligations for television stations as they transition to digital broadcast television operation. The FCC is considering various proposals that would require DTV stations to use digital technology to increase program diversity, political discourse, access for disabled viewers and emergency warnings and relief. If these proposals are adopted, the Company's stations may be required to increase their current level of public interest programming which generally does not generate as much revenue from commercial advertisers.

   In an ongoing rule making proceeding, the FCC is seeking to develop rules to govern the obligations of cable television systems for mandatory carriage of local television stations for obtaining retransmission consent during and following the transition from analog to digital television broadcasting. In an initial order in the proceeding, the FCC tentatively concluded that the licensee of a television broadcaster station would not be entitled to mandatory carriage of both the station's analog signal and its digital signal, and would not be entitled to mandatory carriage of its digital signal unless it first gives up its analog signal. Furthermore, the FCC concluded that the "primary video" of a station's signal entitled to mandatory carriage is a single DTV programming stream and its program-related content. Thus, broadcasters with multiple DTV video programming streams would be required to designate the primary video stream eligible for mandatory carriage. The FCC has requested further comment on its tentative conclusion. If the FCC adheres to the position in its initial order, then mandatory carriage rights would be accorded only to those television stations operating solely with a digital signal. Television licensees nevertheless could negotiate with cable television systems for carriage of a digital signal pursuant to retransmission consent. The FCC's initial order also established technical requirements for the carriage of digital signals, including channel capacity, signal quality and signal content.

   FCC Inquiry on Broadcast of Commercial Matter. The FCC also has initiated a notice of inquiry proceeding seeking comment on whether the public interest would be served by establishing limits on the amount of commercial matter broadcast by television stations. The Company cannot predict at this time whether the FCC will propose any limits on commercial advertising at the conclusion of its deliberation or the effect the imposition of limits on the commercial matter broadcast by television stations would have upon the Company's operations.

   Other Proposed Changes. Congress and the FCC have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of the Company and its television broadcast stations. The Company cannot judge in advance what impact, if any, the implementation of such proposals or changes might have on its business.

Employees

   As of August 1, 2001, we had approximately 8,100 full-time and part-time employees, with approximately 13% of our Publishing employees and approximately 1% of our Broadcast employees represented by unions. We believe the relationships with our employees and the unions are satisfactory.

Management

   The table below sets forth information about Media General's management team and executive officers:

          Name           Age                        Position
          ----           ---                        --------
J. Stewart Bryan III....  63 Chairman and Chief Executive Officer
Marshall N. Morton......  55 Vice Chairman and Chief Financial Officer
O. Reid Ashe............  52 President and Chief Operating Officer
H. Graham Woodlief,
 Jr.....................  56 Vice President, President of Publishing Division
James A. Zimmerman......  53 Vice President, President of Broadcast Division
Neal F. Fondren.........  42 Vice President, President of Interactive Media Division
Lou Anne J. Nabhan......  46 Vice President, Corporate Communications
Stephen Y. Dickinson....  55 Controller
George L. Mahoney.......  49 General Counsel, Secretary
John A. Schauss.........  45 Treasurer

   J. Stewart Bryan III--Chairman and Chief Executive Officer since 1990; President 1990-2001, Executive Vice President 1985-90; Chief Operating Officer 1989-90; publisher of the Richmond Times-Dispatch since 1978; publisher of The Tampa Tribune 1976-78; executive vice president of The Tribune Co. 1971-76; vice president of The Tribune Co. 1968-71.

   Marshall N. Morton--Vice Chairman since July 2001; Chief Financial Officer since 1989; Senior Vice President 1989-2001; corporate vice president and controller of West Point-Pepperell Inc. and vice president of finance and administration for J.P. Stevens (a West Point-Pepperell subsidiary) 1986-88; treasurer of West Point-Pepperell 1981-86; various financial positions at West Point-Pepperell 1972-81.

   O. Reid Ashe--President and Chief Operating Officer since July 2001; President and Publisher of the Tampa Tribune 1996-2001; President and Publisher of Knight-Ridder's Wichita (Kansas) Eagle 1986-96; Senior Vice President and General Manager at the Wichita Eagle and General Executive at Knight-Ridder's Miami headquarters 1984-86; Reporter, Editor and Publisher of the Jackson (Tenn.) Sun 1973-84.

   H. Graham Woodlief Jr.--Vice President since 1989; president of the Publishing Division; vice president and business manager of Richmond Newspapers Inc. 1984-89; treasurer 1987-89; controller 1973-84; assistant controller 1971-73; chief accountant 1969-71.

   James A. Zimmerman--Vice President since January 2001; president of the Broadcast Division since 1991; president and general manager of WFLA 1990-96; vice president of operations and finance for the Broadcast Division 1987-90; vice president of administration for the Broadcast Division 1982-87; treasurer and assistant secretary of WFLA 1979-82; comptroller of WFLA 1976-79; director of internal audit for Media General 1975-76.

   Neal F. Fondren--Vice President since January 2001; president of the Interactive Media Division since January 2001; vice president of new media for E.W. Scripps Co. 1997-00; executive positions in Scripps' Cable Television Division 1982-97.

   Lou Anne J. Nabhan--Vice President and director of corporate communications since January 2001; vice president of Reynolds Metals Co. 1998-00; director of corporate communications for Reynolds Metals 1993-00.

   Stephen Y. Dickinson--Controller since 1993; assistant controller 1989-92; director of corporate tax department 1983-89; principal Ernst & Young LLP 1979-83.

   George L. Mahoney--General Counsel and Secretary since 1993; assistant general counsel Dow Jones & Co. 1982-93; Satterlee & Stephens 1978-82.

   John A. Schauss--Treasurer since February 2001; deputy treasurer of George Washington University 1998-01; chief operating officer and chief financial officer of Eastern College 1994-98; associate vice president for finance at George Washington University 1991-94.

                            DESCRIPTION OF THE NOTES

   The notes offered by this prospectus supplement are a series of "senior debt securities" as defined and described in the accompanying prospectus. The following description of the material specific terms of the notes supplements and, to the extent different, replaces the description of the general terms and provisions of the senior debt securities (also referred to herein as debt securities) and the indenture contained in the accompanying prospectus.

   We will issue the notes under an indenture between us and SunTrust Bank, as trustee. We have summarized selected provisions of the notes and the indenture below. This summary is not complete and is qualified by reference to provisions of the notes and the indenture, as well as the description of the debt securities contained in the accompanying prospectus. Forms of the notes and the indenture have been or will be filed with the SEC and you may obtain copies thereof as described under "Where You Can Find More Information" in this prospectus supplement.

   Capitalized terms used but not defined in this section have the meanings given to those terms in the accompanying prospectus or, if not defined in the accompanying prospectus, in the indenture.

General

   The notes will constitute a separate series of debt securities under the indenture, initially limited to $200,000,000 aggregate principal amount. We will have the right to "re-open" the series of debt securities constituting the notes and issue additional debt securities as part of the same series as the notes from time to time without your consent.

   The notes will mature on September 1, 2006, unless redeemed prior to such date in accordance with the provisions described below under "--Optional Redemption."

   The notes will bear interest at the rate of 6.95% per year, accruing from August 28, 2001. Interest on the notes will be payable semi-annually in arrears on March 1 and September 1 of each year, commencing March 1, 2002, to the persons in whose names the notes are registered at the close of business on the preceding February 15 and August 15, respectively. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

   If any interest payment date or redemption date or the maturity date of the notes falls on a Saturday, a Sunday or other day on which commercial banking institutions in The City of New York are authorized or required by law, executive order or regulation to be closed, i.e. a non-business day, then the required payment of the principal, premium, if any, and/or interest will be made on the next business day. In that case, no additional interest will be payable on the next Business Day.

   The notes will not be subject to, or entitled to the benefit of, a sinking fund or to redemption or repurchase by us at the option of the holders. The notes will not be convertible into or exchangeable for any other securities and no additional amounts, as defined in the accompanying prospectus, will be payable with respect to the notes.

   The notes will constitute senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. However, the notes will rank junior to our secured indebtedness to the extent of the underlying collateral. So long as the notes are guaranteed by our subsidiaries as described below, the notes will effectively rank equally with our subsidiaries' liabilities. If the guarantees terminate as described below, then the notes will effectively rank junior to our subsidiaries liabilities.

   At July 1, 2001, Media General had outstanding $46,052 of secured indebtedness and $796 million of senior unsecured indebtedness ($783 million of which is guaranteed by its subsidiaries) and its subsidiaries had outstanding $1.3 million of indebtedness, all of which is secured indebtedness. At July 1, 2001, after giving pro forma effect to this offering and our use of the net proceeds, Media General would have had outstanding $46,052 of secured indebtedness and $798 million of senior unsecured indebtedness ($785 million of which is guaranteed by its subsidiaries) and its subsidiaries would have had outstanding $1.3 million of indebtedness, all of which is secured indebtedness.

   The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. The notes will be issued in book-entry form and represented by one or more global notes registered in the name of The Depository Trust Company, or DTC, or its nominee. As a result, you will only be entitled to receive notes in certificated form under the limited circumstances described below under "--Book-Entry, Delivery and Form."

   We will maintain an office or agency in the Borough of Manhattan, The City of New York, where notes may be surrendered for payment, registration of transfer or exchange and where notices and demands in respect of the notes and the indenture may be delivered to us. That office or agency will initially be the office of the trustee, located at 88 Pine Street, 19th Floor, New York, New York 10005. However, so long as the notes are in book-entry form, you will receive payments and may transfer notes only through the facilities of DTC and its direct and indirect participants. See "--Book-Entry, Delivery and Form."

   So long as the notes are in book-entry form, we will make payments on the notes to DTC or its nominee, as the registered owner of the notes, by wire transfer of immediately available funds. If notes are issued in certificated form under the limited circumstances described below under "--Book-Entry, Delivery and Form," we will have the option of making payments of interest other than at maturity or any earlier redemption by check mailed to the addresses of the holders entitled to payment or by transfer to accounts maintained by the holders with banks located in the United States.

   The defeasance and covenant defeasance provisions of the indenture described in the accompanying prospectus apply to the notes.

Optional Redemption

   The notes may be redeemed at any time at our option in whole or in part. The redemption price will be equal to the greater of (1) 100% of the principal amount of the notes being redeemed and (2) the make-whole amount, as defined below, if any, plus, in each case, unpaid interest on the principal amount of the notes being redeemed accrued to the redemption date.

   We will notify the trustee at least 60 days prior to any redemption date (or such shorter period as is satisfactory to the trustee) of the aggregate principal amount of notes to be redeemed and their redemption date. If less than all of the notes are to be redeemed, the trustee shall select which notes are to be redeemed in a manner it deems to be fair and appropriate.

   Notice of any optional redemption will be given to holders at their addresses, as shown in the security register for such notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption date, the redemption price and the principal amount of the notes held by each holder to be redeemed.

   If notice has been given as provided in the indenture and funds for the redemption of any notes called for redemption have been made available on the redemption date, such notes will cease to bear interest on the redemption date. Thereafter, the only right of the holders of such notes will be to receive payment of the redemption price.

   As used above:

   "make-whole amount" means the aggregate present value as of the date of redemption of each dollar of the aggregate principal amount of notes being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the reinvestment rate, as determined on the third business day preceding the date notice of redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption.

   "reinvestment rate" means 0.25% plus the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent statistical release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal amount of the notes being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the reinvestment rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the reinvestment rate, the most recent statistical release published prior to the date of determination of the make-whole amount shall be used. If the format or content of the statistical release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

   "statistical release" means the statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the indenture, such other reasonably comparable index which shall be designated by us.

Subsidiary Guarantees

   The notes will be guaranteed initially by all of our existing subsidiaries. As of July 1, 2001, our subsidiaries generated all of our consolidated revenues in the twelve-month period ended July 1, 2001 and held more than 97% of our consolidated assets as of July 1, 2001.

   Each of these subsidiary guarantors will fully and unconditionally guarantee, on a joint and several basis, the due and punctual payment of the principal of, and make-whole amount, if any, and interest on, the notes when the same shall become due and payable, whether at maturity, or upon notice of redemption, declaration of acceleration or otherwise. Each guarantee will be limited in amount to the amount not to exceed the maximum amount that may be guaranteed by the applicable subsidiary guarantor without rendering that guarantee, as it relates to that subsidiary guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors--A court may be able to void any guarantees of the notes and require holders of the notes to return payments received from the subsidiary guarantors."

   Notwithstanding anything to the contrary contained herein, the guarantees of our subsidiaries will be terminated if, at any time (i) all guarantees issued by our subsidiaries under the credit agreement and any other arrangements whereby such subsidiaries have indebtedness or provide guarantees or other forms of credit support for our indebtedness in excess of the amounts permitted under the indenture without ratably guaranteeing the debt securities are released or otherwise terminated or (ii) there are no arrangements whereby such subsidiaries have indebtedness or provide guarantees or other forms of credit support for our indebtedness in excess of the amounts permitted under the indenture without ratably guaranteeing the debt securities. See "Description of Senior Debt Securities--Covenants; Limitation on Subsidiary Indebtedness and Guarantees" in the accompanying prospectus. The guarantees of the debt securities will be reinstated if our subsidiaries subsequently guarantee our indebtedness under the credit agreement or incur indebtedness or provide a guarantee or other form of credit support for our indebtedness, all of which, in the aggregate, exceeds the amounts the indenture permits without ratably guaranteeing the debt securities.

Merger, Consolidation and Sale of Assets of Subsidiary Guarantors

   General. Upon the sale or disposition (by merger or otherwise) of any subsidiary guarantor by Media General or by any subsidiary of Media General to any person that is not an affiliate of Media General, then, subject to the conditions set forth below, such subsidiary guarantor will automatically be released from all obligations under its guarantee.

   However, we will not sell or dispose of (by merger or otherwise) any of our subsidiary guarantors to an unaffiliated person or an affiliated person (other than a subsidiary) during any consecutive twelve-month period to the extent that, in the aggregate, the assets of such subsidiary guarantors which are the subject of such sales or dispositions exceed 30% of the consolidated total assets of Media General (determined as of the date of the most recent interim or fiscal year-end balance sheet of Media General filed with the SEC prior to the date the first such transaction takes place) (referred to herein as a Subsidiary Disposition), unless we meet the conditions described below. For purposes of this limitation, a sale or disposition (by merger or otherwise) by a subsidiary guarantor of assets that constitute more than 30% of the consolidated total assets of Media General will be considered a sale or disposition of the subsidiary guarantor by us. Notwithstanding the foregoing, to the extent that the assets of all subsidiary guarantors which are the subject of all such sales or dispositions over any consecutive 12-month period exceed 30% of our consolidated total assets as determined above, we may consummate such sales or dispositions if at least 75% of the net proceeds allocable to any such excess consist of any combination of:

  . cash (including assumption by the acquiror of any indebtedness of Media General or its subsidiaries) or readily marketable securities; or

  . property or assets (other than current assets, equity interests in unaffiliated persons or minority interests in affiliated persons) of a nature or type similar or related to the nature or type of the property or assets of Media General and its subsidiaries existing on the date of such sale or disposition.

   Application of Proceeds Upon a Subsidiary Disposition. In the event that the net proceeds from a Subsidiary Disposition consist of cash or readily marketable securities, Media General will apply, within 12 months of such sale or disposition, an amount equal to 100% of the fair market value, as determined in good faith by Media General's board of directors, of such net proceeds to:

  . repay unsubordinated indebtedness of Media General or any subsidiary guarantor, in each case owing to a person other than an affiliate of Media General; or

  . invest in property or assets (other than current assets, equity interests in unaffiliated persons or minority interests in affiliated persons) of a nature or type similar or related to the nature or type of the property or assets of Media General and its subsidiaries existing on the date of such investment.

   In determining whether the foregoing requirement with regard to the application of net proceeds has been satisfied, the application of all cash and marketable securities received as net proceeds in the sales or dispositions comprising the Subsidiary Disposition during the applicable twelve-month period shall be considered.

Book-Entry, Delivery and Form

   The notes will be issued in book-entry form and represented by one or more permanent global notes. The global notes will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for notes in certificated form under the limited circumstances described below, a global note may not be transferred except as a whole by DTC to its nominee or by a nominee of DTC to DTC or another nominee of DTC, or by DTC or its nominee to a successor depositary or a nominee of the successor depositary.

   DTC has advised us that it is:

  .   a limited-purpose trust company organized under the New York Banking
      Law;

  .   a "banking organization" within the meaning of the New York Banking
      Law;

  .   a member of the Federal Reserve System;

  . a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  . a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

   DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, which eliminates the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, which we sometimes refer to as "indirect participants," that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

   Purchases of notes within the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC's records. The ownership interest of the actual purchaser of a note, which we sometimes refer to as a "beneficial owner," is in turn recorded on the direct and indirect participants' records. Beneficial owners of global notes will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased their notes. Transfers of ownership interests in global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes except under the limited circumstances described below.

   To facilitate subsequent transfers, all global notes deposited with DTC will be registered in the name of DTC's nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the notes. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

   Redemption notices will be sent to DTC or its nominee. If less than all of the notes are being redeemed, DTC will determine the amount of the interest of each direct participant in the notes to be redeemed in accordance with DTC's procedures.

   In any case where a vote may be required with respect to the notes, neither DTC nor Cede & Co. will give consents for or vote the global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

   Principal, make-whole amount, if any, and interest payments on the notes will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date unless DTC has reason to believe that it will not receive payments on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal, make-whole amount, if any, and interest to

Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct participants and indirect participants.

   Except under the limited circumstances described below, beneficial owners of global notes will not be entitled to have notes registered in their names and will not receive physical delivery of notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the notes and the indenture. However, if

  . DTC notifies us that it is unwilling or unable to continue as a depositary for the global notes, or if DTC ceases to be a clearing agency registered under the Securities Exchange Act if so required by applicable law or regulation, and a successor depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC's ceasing to be so registered, as the case may be,

  . we determine, in our sole discretion, that any notes will no longer be represented by one or more global notes, or

  . an Event of Default under the indenture has occurred and is continuing with respect to the notes,

we will prepare and deliver notes in certificated form in exchange for beneficial interests in the global notes. Any beneficial interest in a global note that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for notes in certificated form registered in the names that DTC directs. It is expected that these directions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global notes.

   The laws of some jurisdictions may require that purchasers of securities take physical delivery of securities in certificated form. These laws may impair the ability to transfer or pledge beneficial interests in global notes.

   DTC is under no obligation to provide its services as depositary for the notes and may discontinue providing its services at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

   We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and DTC's book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Governing Law

   The notes, the guarantees and the indenture will be governed and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in an underwriting agreement and the terms agreement among us and the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase from us, the principal amount of the notes set forth opposite its name below. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the notes if any are purchased.

                                                                    Principal
                                                                    Amount of
   Underwriter                                                        Notes
   -----------                                                     ------------
   Banc of America Securities LLC................................. $ 80,000,000
   Fleet Securities, Inc. ........................................   20,000,000
   Mizuho International plc ......................................   20,000,000
   Scotia Capital (USA) Inc. .....................................   20,000,000
   SunTrust Capital Markets, Inc. ................................   20,000,000
   Wachovia Securities, Inc. .....................................   20,000,000
   Dresdner Kleinwort Wasserstein - Grantchester, Inc. ...........   20,000,000
                                                                   ------------
     Total........................................................ $200,000,000
                                                                   ============

   The underwriters propose to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession of no more than 0.450% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount of no more than 0.270% of the principal amount of the notes to other dealers. The public offering price, concession and discount may be changed after the offering to the public of the notes.

   The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes after the offering, although they are under no obligation to do so. The underwriters may discontinue any market-making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the notes or that a public trading market for the notes will develop or be maintained.

   We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make with respect to, certain liabilities, including liabilities under the Securities Act of 1933.

   The underwriters, as well as dealers and agents, may purchase and sell notes in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids and purchases made to prevent or slow a decline in the market price of the notes. Syndicate short positions arise when the underwriters or agents sell more notes than we are required to sell to them in the offering. The underwriters may also impose penalty bids whereby the underwriting syndicate may reclaim selling concessions allowed either syndicate members or broker dealers who sell notes in the offering for their own account if the syndicate repurchases the notes in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher as a result of these activities than it might otherwise be in the open market. These activities, if commenced, may be discontinued at any time without notice.

   We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, we and the underwriters make no representation that the underwriters will engage in those types of transactions or that those transactions, once commenced, will not be discontinued without notice.

   The underwriters, and certain of their affiliates, have provided, and may continue to provide, investment banking, financial advisory, commercial banking and other services to us and have received, and may continue to receive, customary fees in connection with those services. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the agent bank under our revolving credit facility. In addition, each underwriter is an affiliate of a lender to us under our revolving credit facility. As a result, these affiliates will receive their proportionate share of the net proceeds from this offering used to repay a portion of the amounts outstanding under our revolving credit facility. Because the amounts to be repaid to these affiliates will exceed 10% of the net proceeds from this offering of the notes, this offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

   SunTrust Bank, the trustee under the indenture, is an affiliate of SunTrust Capital Markets, Inc., one of the underwriters in the offering of the notes.

   We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $382,000.

                                 LEGAL MATTERS

   Certain legal matters in connection with the offering of the notes will be passed upon for the Company by McGuireWoods LLP and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York.

PROSPECTUS

[LOGO OF MEDIA GENERAL]

                                 $1,200,000,000

                              MEDIA GENERAL, INC.

                             Senior Debt Securities
                              Class A Common Stock
                                Preferred Stock
                            Stock Purchase Contracts
                              Stock Purchase Units

  We may offer and sell from time to time, in one or more offerings, any combination of the securities described in this prospectus. The total initial offering prices of the securities that we may offer and sell under this prospectus and the supplements to it will not be greater than $1,200,000,000 or the equivalent in foreign currency, currencies or currency units at the time of sale. This prospectus provides you with a general description of the securities we may offer.

  Senior debt securities may be guaranteed on a senior unsecured basis by one or more of our subsidiaries, excluding subsidiaries which, individually and in the aggregate, constitute "minor" subsidiaries under the SEC's rules.

  Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered, including whether any senior debt securities will be guaranteed by any of our subsidiaries. The applicable prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this prospectus with the applicable prospectus supplement, which together provide the specific terms of the securities that we are offering.

  This prospectus may not be used to consummate sales of our securities unless accompanied by a prospectus supplement.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                   This prospectus is dated August 21, 2001.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ABOUT THIS PROSPECTUS......................................................   i

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS...............   1

WHERE YOU CAN FIND MORE INFORMATION........................................   1

ABOUT MEDIA GENERAL........................................................   2

USE OF PROCEEDS............................................................   2

RATIO OF EARNINGS TO FIXED CHARGES.........................................   2

DESCRIPTION OF SENIOR DEBT SECURITIES......................................   3

DESCRIPTION OF CAPITAL STOCK...............................................  17

VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND THE BYLAWS.............  20

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS...........  22

PLAN OF DISTRIBUTION.......................................................  22

LEGAL MATTERS..............................................................  23

EXPERTS....................................................................  23

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the cover page of this prospectus or, in the case of information contained in documents incorporated by reference in this prospectus, as of the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

   Unless otherwise indicated, the terms "Media General," "the Company," "we," "us" and "our" refer to Media General, Inc. and, where appropriate, our subsidiaries.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC. We may, from time to time, sell securities described in this prospectus in one or more offerings up to a total dollar amount of $1,200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Any material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement. The applicable prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information" in this prospectus prior to making an investment decision with respect to any securities we may offer by this prospectus and the applicable prospectus supplement.

                       SPECIAL NOTE OF CAUTION REGARDING
                           FORWARD-LOOKING STATEMENTS

   Certain statements made or incorporated by reference in this prospectus that are not historical facts are "forward-looking" statements, as that term is defined by the federal securities laws. Forward-looking statements include those that use words such as "believe," "anticipate," "expect," "estimate," "intend," "plan" and similar statements and also include statements related to our convergence strategy, the impact of the Internet on our business and prospects and our expectations regarding newsprint prices, advertising demand and our financial newsprint swap agreement. All of our forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those expressed in or implied by such statements. Due to these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this prospectus, the date of the accompanying prospectus supplement or the date of the incorporated document, as applicable.

   Some significant factors that could affect our actual results of operations, financial condition, business and prospects include: general economic conditions, changes in advertising demand, the availability and pricing of newsprint, changes in interest rates, changes in the regulatory environment, legislative enactments affecting our businesses, technological innovations, alternatives to our media offerings and the opportunities for and effects of acquisitions, investments and divestitures.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is listed on the American Stock Exchange, and you may also read and copy these documents at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. The Company has received confirmation that it has satisfied the eligibility requirements for listing on the New York Stock Exchange and has been cleared to file a listing application. The Company expects to complete that process and begin trading on the NYSE on September 19, 2001.

   The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Until the completion of any distribution of securities covered by this prospectus, we incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  .  Annual Report on Form 10-K for the year ended December 31, 2000;

  .  Quarterly Report on Form 10-Q for the quarter ended April 1, 2001;

  .  Quarterly Report on Form 10-Q for the quarter ended July 1, 2001; and

  .  Registration Statement on Form 8-A dated August 7, 2001.

   You may request a copy of these documents at no cost, by writing or telephoning us at the following address:

   Media General, Inc.
   333 East Franklin Street
   Richmond, Virginia 23219
   (804) 649-6000
   Attention: Chief Financial Officer

   Under the SEC's rules each of our subsidiary guarantors should be exempt from separate periodic reporting requirements under the Exchange Act.

                              ABOUT MEDIA GENERAL

   We are an independent, publicly owned communications company operating in three segments or divisions: Publishing, Broadcasting, and Interactive Media. We have interests in 25 daily newspapers, nearly 100 weekly and other periodicals, 26 network-affiliated television stations, in excess of 50 internal online enterprises and various other diversified information services that are primarily concentrated in the southeastern United States. We began operations in 1850 and have operated in several of our markets for over 50 years. We currently broadcast to more than 30% of the households in the Southeast, reach more than one million readers weekly through our publications and have developed or are planning to develop local Web sites in targeted markets. The combination of our media assets makes us one of the leading providers of quality news, information and entertainment in the Southeast.

   We have chosen to concentrate our operations in the Southeast to take advantage of our knowledge of the markets in this region and the region's strong economic growth. Within this region we have attempted to strategically locate our properties in close proximity to each other. By using this strategy, commonly referred to as "clustering," our properties are able to share content and other resources. Clustering also enables us to reduce the costs of disseminating the news, information and entertainment that we provide throughout our different media platforms and improves the quality of our product. As a result, we believe clustering makes our properties attractive to advertisers.

   We have and will continue to employ numerous forms of media in as many of our markets as possible, a strategy that we call "convergence." We believe that the combined use of newspapers, television and interactive media in the same market (where not prohibited by law) provides our readers and viewers with broader and easier access to news, information and entertainment. We believe that this combination is more attractive to advertisers. We have already initiated our convergence strategy in several of our markets and intend to pursue it in additional markets as opportunities become available and as applicable law permits.

   Through a series of targeted acquisitions and dispositions over the past several years, we have achieved significant growth and have developed a core group of quality properties. From 1995 to present, our publishing properties have grown from three daily newspapers to 25, and our broadcast interests have grown from three television stations to 26. Our newspaper portfolio currently includes well-known papers such as The Tampa Tribune, the Richmond Times-Dispatch and the Winston-Salem Journal. As of May 2001, our television stations were ranked first by Nielsen in eight of our 21 markets and second in seven of our 21 markets.

   In January 2001, we launched our Interactive Media Division that we believe will enable us to enhance the content of our traditional media and fully integrate Internet technologies into our overall convergence strategy. This division is responsible for creating and maintaining online sites for our newspapers and television stations and is comprised of our internal online enterprises, including Media General Financial Services, Inc., a major content provider to websites such as Quicken.com, Excite.com, Microsoft Money, Dow Jones, Thomson and Hoovers. This division also holds our minority investments in AdOne, L.L.P. (an online database of classified advertising) and several other Internet related ventures.

                                USE OF PROCEEDS

   We will use the net proceeds we receive from the sale of securities for general corporate purposes, unless we specify another use in the applicable prospectus supplement. General corporate purposes may include working capital, capital expenditures, debt repayment or the financing of acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                Six Months
                                               Year Ended                         Ended
                         ------------------------------------------------------ ----------
                         12/29/1996 12/28/1997 12/27/1998 12/26/1999 12/31/2000 07/01/2001
                         ---------- ---------- ---------- ---------- ---------- ----------
Ratio of earnings to
 fixed charges..........    6.41       1.71       1.95       4.11       3.01       1.03

   For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations less income (loss) from equity investments, plus fixed charges, amortization of capitalized interest, distributed income of equity investees minus capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of premium/discount and an estimate of the interest portion of rental expense.

                     DESCRIPTION OF SENIOR DEBT SECURITIES

   The following description of senior debt securities (referred to as senior debt securities or debt securities) of Media General sets forth the material general terms and provisions of the series of debt securities to which any prospectus supplement may relate. Other material specific terms of any particular series of debt securities will be described in the applicable prospectus supplement. If the particular terms of any series of debt securities described in a prospectus supplement differ from any of the terms in the discussion below, the terms below shall be superseded by the terms described in the prospectus supplement. The senior debt securities will be issued in one or more series under an indenture (the "indenture") to be entered into between Media General and SunTrust Bank, as trustee. The form of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The terms of any series of debt securities will be those set forth in the indenture and the debt securities themselves and those made part of the indenture by the Trust Indenture Act of 1939.

   The summary of the material provisions of the indenture and the debt securities set forth below and the summary of the material terms of a particular series of debt securities set forth in the applicable prospectus supplement are not complete. You should refer to the indenture and the particular debt securities for complete information regarding the terms and provisions of the indenture (including defined terms) and such debt securities. Wherever particular articles, sections or defined terms of the indenture are referred to, those articles, sections or defined terms are incorporated herein by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

General

   The debt securities may be issued from time to time in one or more series. (Section 301) The prospectus supplement relating to the series of debt securities offered thereby will describe the specific material terms of the debt securities offered, including (where applicable):

  .  the title or designation of such debt securities,

  .  any limit on the aggregate principal amount of such debt securities,

  . the price or prices (expressed as a percentage of the principal amount thereof) at which such debt securities will be issued,

  . the date or dates on which the principal of and premium, if any, on such debt securities will be payable, or the method or methods, if any, by which such date or dates will be determined,

  . the rate or rates at which such debt securities will bear interest, if any, or the method or methods, if any, by which such rate or rates will be determined, the date or dates from which such interest will accrue, or the method or methods, if any, by which such date or dates will be determined and the basis upon which such interest will be calculated if other than that of a 360-day year of twelve 30-day months,

  . the date or dates on which interest, if any, will be payable and the record dates, if any, therefor,

  . the portion of the principal amount of such debt securities which shall be payable upon acceleration thereof if other than the full principal amount thereof,

  . whether the amount of payments of principal of, or premium, if any, and interest, if any, on, such debt securities may be determined with reference to an index, formula or other method and the manner in which each such amount will be determined,

  . the place or places where the principal of, or premium, if any, and interest, if any, on, such debt securities will be payable and the place or places where such debt securities may be surrendered for registration of transfer and exchange, if in addition to or other than The City of New York,

  . if applicable, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities are required to be redeemed by Media General, may be redeemed at the option of Media General or are subject to repurchase at the option of the holders thereof,

  .  the terms of any sinking fund or analogous provision,

  . whether any such debt securities are to be issuable in registered form as registered securities or bearer form as bearer securities or both and, if in bearer form, the terms and conditions relating thereto and any limitations on issuance of such bearer securities (including in exchange for registered securities of the same series),

  . whether any such debt securities will be issued in book-entry form and, if so, the identity of the depositary for such global certificate or certificates representing such debt securities and arrangements relating thereto,

  . whether and under what circumstances Media General will pay additional amounts on such debt securities in respect of any tax, assessment or other governmental charge and, if so, whether Media General will have the option to redeem such debt securities rather than pay such additional amounts (and the terms of such option),

  . if other than United States dollars, the currency of payment of the principal of, or premium, if any, or interest, if any, on, such debt securities,

  . the authorized denominations in which such debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof (in the case of registered securities) or $5,000 (in the case of bearer securities),

  . whether such debt securities will be convertible into and/or exchangeable for other securities, whether or not issued by Media General, and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable,

  . whether any of such debt securities are to be issued upon the exercise of warrants, and the time, manner and place for such debt securities to be authenticated and delivered,

  . any deletions from, modifications of or additions to the Events of Default or covenants with respect to such debt securities,

  . whether such senior debt securities will be guaranteed by one or more of our subsidiaries as described below under "--Subsidiary Guarantees",

  . whether the provisions described below under "--Discharge, Defeasance and Covenant Defeasance" will be applicable to such debt securities, and

  . any other terms of such debt securities which terms shall not be inconsistent with the provisions of the indenture. (Section 301)

   As used in this prospectus and any prospectus supplement relating to the offering of any debt securities, references to the principal of, or premium, if any, and interest, if any, on, such debt securities will be deemed to include any additional amounts which are required by the indenture or by the terms of such debt securities, under circumstances specified therein, to be paid by Media General in respect of certain taxes, assessments or other governmental charges imposed on the holders of such debt securities and which are owing to such holders.

   Debt securities may be issued as original issue discount securities (i.e., debt securities which are subject to acceleration in an amount that is less than their principal amount) to be sold at a substantial discount below their principal amount. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder thereof upon such acceleration will be determined in the manner described in the applicable prospectus supplement. Material United States federal income tax and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

   Under the indenture, the terms of the debt securities of any series may differ. Furthermore, Media General may, without the consent of the holders of the debt securities of any series, reopen a previous series of debt securities and issue additional debt securities of the same series with substantially similar terms, unless the terms of such previous series of debt securities provide otherwise. (Section 301)

   Unless otherwise described in a prospectus supplement relating to any debt securities, except as otherwise contemplated below under "--Covenants" and "-- Consolidation Amalgamation, Merger and Sale of Assets," the indenture does not contain any provisions that would limit Media General's ability to incur indebtedness or that would afford holders of debt securities protection in the event of a business combination, takeover, recapitalization or highly leveraged or similar transaction involving Media General. Accordingly, Media General may in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect Media General's capital structure or credit rating without the consent of holders of the debt securities. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any deletions from, modifications of or additions to the Events of Default described below or covenants contained in the indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

Subsidiary Guarantees

   If specified in the applicable prospectus supplement, the debt securities will be guaranteed by one or more of our subsidiaries, excluding subsidiaries which, individually and in aggregate, constitute "minor" subsidiaries for purposes of the SEC's rules. On the date of this prospectus, the subsidiaries who may provide guarantees are wholly-owned by us and include: Media General Financial Services, Inc.; Media General Communications, Inc., MG Broadcasting of Birmingham Holdings, LLC; Media General Operations, Inc.; The Tribune Company Holdings, Inc.; Media General Broadcasting of South Carolina Holdings, Inc.; MG Broadcasting of Birmingham II, LLC; Professional Communications Systems, Inc.; NES II, Inc.; Virginia Paper Manufacturing Corp. The subsidiary guarantors generated all of Media General's consolidated revenues in the twelve-month period ended July 1, 2001 and held more than 97% of Media General's consolidated assets as of July 1, 2001.

   We expect that all of our subsidiaries (other than "minor" subsidiaries, as that term is defined for purposes of Rule 3-10 of the SEC's Regulation S-X) will provide guarantees for any series of debt securities that is guaranteed and, therefore, that our subsidiaries will be exempt from the separate periodic reporting requirements of the Exchange Act under the SEC's Rule 12h-5. In order to maintain our subsidiaries' eligibility for this exemption, we expect that we may from time to time cause additional subsidiaries to become guarantors of any series of debt securities that is guaranteed. For example, this could happen if we acquire or establish new subsidiaries or if our current minor subsidiaries are no longer "minor" for purposes of Rule 3-10 of the SEC's Regulation S-X.

   Each of the subsidiary guarantors will fully and unconditionally guarantee, jointly and severally, the due and punctual payment of, and premium, if any, and interest, including any additional amounts, on, the debt securities when the same shall become due and payable, whether at maturity, by declaration of acceleration or otherwise. Each guarantee will be limited in amount to an amount not to exceed the maximum amount that may be guaranteed by the applicable subsidiary guarantor without rendering that guarantee, as it relates to such subsidiary, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

   Notwithstanding anything to the contrary contained herein, the guarantees of our subsidiaries will be terminated if, at any time (i) all guarantees issued by our subsidiaries under the credit agreement and any other arrangements whereby such subsidiaries have indebtedness or provide guarantees or other forms of credit support for our indebtedness in excess of the amounts permitted under the indenture without ratably guaranteeing the debt securities are released or otherwise terminated or (ii) there are no arrangements whereby such subsidiaries have indebtedness or provide guarantees or other forms of credit support for our indebtedness in excess of the amounts permitted under the indenture without ratably guaranteeing the debt securities. See "--Covenants; Limitation on Subsidiary Indebtedness and Guarantees" below. The guarantees of the debt securities will be reinstated if our subsidiaries subsequently guarantee our indebtedness under the credit agreement or incur indebtedness or provide a guarantee or other form of credit support for our indebtedness, all of which, in the aggregate, exceeds the amounts the indenture permits without ratably guaranteeing the debt securities.

Ranking

   The debt securities will constitute senior unsecured obligations of Media General and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness from time to time outstanding. Guarantees of our subsidiaries, if and when issued, will constitute senior unsecured obligations of those subsidiaries and will rank equally with all of the existing and future unsecured and unsubordinated indebtedness of such subsidiaries from time to time outstanding.

   The debt securities will rank junior to any of our secured obligations to the extent of the assets securing such obligations. The guarantees of our subsidiaries, if and when issued, will rank junior to any secured obligations of those subsidiaries, in each case, to the extent of the assets securing such obligations.

   In addition to the foregoing, because Media General is a holding company that conducts operations through its subsidiaries, its ability to meet its obligations under its indebtedness, including payments of principal of, and premium, if any, and interest on, the debt securities, depends on the earnings and cash flow of substantially all of its subsidiaries and the ability of its subsidiaries to pay dividends or advance or repay funds to Media General. Any right of Media General and its creditors (including the holders of the debt securities) to participate in the assets of any of its subsidiaries upon liquidation, dissolution or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors (except to the extent that subsidiary has executed a guarantee in respect of the particular creditor of Media General or to the extent that the claims of Media General itself as a creditor are recognized), including that subsidiary's trade creditors and creditors of Media General who have obtained guarantees from that subsidiary. Accordingly, absent the existence of guarantees from its subsidiaries or Media General being recognized as a creditor of its subsidiaries, the debt securities will effectively be subordinated to the claim of creditors of its subsidiaries. As of July 1, 2001, Media General had outstanding $46,052 of secured indebtedness and $796 million of senior unsecured indebtedness ($783 million of which is guaranteed by its subsidiaries) and its subsidiaries had outstanding $1.3 million of indebtedness, all of which is secured indebtedness.

Redemption and Repurchase

   The debt securities of a series may be redeemable at our option, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by us at the option of the holders, in each case upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

Registration, Transfer, Payment and Paying Agent

   Unless otherwise indicated in the applicable prospectus supplement, each series of debt securities will be issued in registered form only, without coupons. The indenture, however, provides that Media General may also issue debt securities in bearer form only, or in both registered and bearer form. Purchasers of bearer securities will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the prospectus supplement relating to the offering of such bearer securities. (Section 305)

   Unless otherwise indicated in the applicable prospectus supplement, registered securities will be issued in denominations of $1,000 or any integral multiple thereof, and bearer securities will be issued in denominations of $5,000. (Section 302)

   Unless otherwise indicated in the applicable prospectus supplement, principal, premium, if any, and interest, if any, in respect of the debt securities will be payable, and debt securities may be surrendered for registration of transfer or exchange, at an office or agency to be maintained by Media General in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any registered security other than a registered security represented by a global certificate may be made at the option of Media General by check mailed to the address of the person entitled thereto or by transfer to an account maintained by the payee with a bank located in the United States. (Section 307) No service charge shall be made for any registration of transfer or exchange of debt securities, but Media General may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection therewith. (Section 305)

   Unless otherwise indicated in the applicable prospectus supplement, Media General will not be required to do any of the following:

  . issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series of like tenor to be redeemed and ending at the close of business on the day of that selection;

  . register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

  . issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid. (Section
     305)

Global Securities

   The debt securities of a series may be represented in whole or in part by one or more global certificates that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. The specific terms of the depositary arrangements with respect to a series of global debt securities will be described in the prospectus supplement relating to such series.

   The indenture provides that if:

  . the depositary for a series of the debt securities notifies Media General that it is unwilling or unable to continue as depositary or if such depositary ceases to be eligible under the indenture and a successor depositary is not appointed by Media General within 90 days of written notice,

  . Media General determines that the debt securities of a particular series will no longer be represented by one or more global certificates and notifies the trustee to such effect or

  . an Event of Default with respect to a series of the debt securities has occurred and is continuing,

then the global certificate or certificates representing all of the debt securities of such series will be exchanged for debt securities of the same series in certificated form of like tenor and equal aggregate principal amount and in authorized denominations. Such certificated debt securities will be registered in such name or names as the depositary shall instruct the trustee. (Section 305)

Covenants

   Media General and its subsidiaries have agreed to some restrictions on their activities for the benefit of holders of the debt securities. The covenants summarized below will apply, unless waived or amended, while any of the debt securities are outstanding. However, the applicable prospectus supplement may describe different covenants applicable to the series of debt securities that the prospectus supplement covers.

   Limitation on Liens. Media General will not, nor will it permit any of its subsidiaries to, issue, assume, guarantee or suffer to exist any indebtedness if such indebtedness is secured by a lien upon any assets, stock or other property of Media General, without effectively providing, concurrently, that the debt securities will be secured equally and ratably with (or prior to) such indebtedness. However, the foregoing restriction will not apply to:

  . any lien created or assumed by Media General or any of its subsidiaries on a property at the time they acquire the property or within 180 days after the date they acquire the property;

  . any lien created or assumed by Media General or any of its subsidiaries on a property to finance all or some of the cost of construction or improvement of such property at the time of its construction or improvement or within 180 days after the date they complete and begin operating the property commercially, provided that the lien shall not apply to any property theretofore owned by Media General or any of its subsidiaries, other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

  . any liens on a property acquired from a corporation which is merged with or into Media General or any of its subsidiaries or any lien outstanding at the time any corporation becomes a subsidiary of Media General;

  . any lien in favor of Media General or any of its subsidiaries unless granted by Media General; and

  . any lien that extends, renews or replaces in whole or in part a lien permitted by any of the foregoing clauses, provided that Media General or any of its subsidiaries does not increase the amount of indebtedness so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the property which secured the lien so extended, renewed or replaced (plus improvements on such property).

   Notwithstanding the foregoing, Media General or any of its subsidiaries may issue, assume, guarantee or suffer to exist secured indebtedness, which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, together with (i) all other secured indebtedness otherwise subject to the foregoing restrictions, (ii) all unsecured indebtedness of each subsidiary of Media General that has not provided a guarantee that is in full force and effect to the holders of the debt securities ranking on an equal basis with such indebtedness and (iii) all attributable debt in respect of sale and lease-back transactions of Media General and its subsidiaries existing at such time (other than sale and lease-back transactions the proceeds of which have been applied in accordance with the third bullet point under "--Limitation on Sale and Lease-Back Transactions" below), does not at the time exceed 10% of the stockholders' equity of Media General and its consolidated subsidiaries, computed in accordance with GAAP, as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of Media General. (Section 1006)

   Limitation on Subsidiary Indebtedness and Guarantees. Media General will not permit any of its subsidiaries to issue, assume, guarantee or suffer to exist any indebtedness (whether secured or unsecured) without effectively providing, concurrently, that the debt securities will be guaranteed on an equal basis with such indebtedness. However, the foregoing restriction will not apply to:

  . any indebtedness of a person which is acquired by Media General where such indebtedness is outstanding at the time that such person becomes a subsidiary of Media General and was not incurred in contemplation of such acquisition transaction; and

  . indebtedness in favor of Media General or a subsidiary of Media General that has guaranteed the debt securities on an equal basis.

   Notwithstanding the foregoing, any of our subsidiaries may issue, assume, guarantee or suffer to exist indebtedness, which would otherwise be subject to the foregoing restrictions, in an aggregate amount which together with (i) all other indebtedness or guarantees otherwise subject to the foregoing restrictions, (ii) all unsecured indebtedness of each subsidiary of Media General that has not provided a guarantee that is in full force and effect to the holders of the debt securities ranking on an equal basis with such indebtedness and (iii) all attributable debt in respect of sale and lease-back transactions of Media General and its subsidiaries existing at such time (other than sale and lease-back transactions the proceeds of which have been applied in accordance with the third bullet point under "--Limitation on Sale and Lease-Back Transactions" below) does not at the time exceed 10% of the stockholders' equity of Media General and its consolidated subsidiaries, computed in accordance with GAAP, as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of Media General. (Section 1006)

   Limitation on Sale and Lease-Back Transactions. Media General will not, nor will it permit any of its subsidiaries to, enter into any arrangement providing for the leasing to Media General or any of its subsidiaries of any real property which has been or is to be sold or transferred by Media General or any such subsidiary (a "sale and lease-back transaction"), unless:

  .  the lease has a term of three years or less,

  . Media General or such subsidiary would be entitled to incur indebtedness by a lien on the property to be leased in an amount equal to the attributable debt with respect to such sale and lease-back transaction without equally and ratably securing the debt securities, or

  . Media General applies an amount equal to the fair value (as determined by the board of directors of Media General) of the property so leased to the retirement, within 180 days of the effective date of such sale and lease-back transaction, of debt securities or indebtedness of Media General which ranks on a parity with the debt securities. (Section 1007)

   Additional Subsidiary Guarantors. If any of Media General's present or future subsidiaries, excluding subsidiaries which individually and in aggregate constitute "minor" subsidiaries, that is not a subsidiary guarantor of any series of debt securities becomes a guarantor under the credit agreement or incurs indebtedness or provides credit support for any indebtedness of Media General after the date of the indenture in excess of the amounts permitted to be guaranteed by the subsidiaries under the indenture without ratably guaranteeing the debt securities, then Media General agrees to cause that subsidiary to become a subsidiary guarantor under the indenture.

Certain Definitions (Section 101)

   "attributable debt" means, at the time of determination, the present value (discounted at the interest rate, compounded semiannually, equal to the discount rate that would be applicable to a capital lease obligation with a like term in accordance with GAAP) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended) entered into in connection with a sale and lease-back transaction.

   "capitalized lease obligation" means, as to any person, the obligation of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligation is required to be classified and accounted for as a capital lease on the balance sheet of such person under GAAP and the amount of such obligation at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

   "credit agreement" means the Credit Agreement, dated as of June 29, 2001, among Media General and the lenders and agents named therein, relating to the revolving credit facility and any extensions, renewals or replacements thereof.

   "GAAP" means such accounting principles as are generally accepted in the United States of America as of the date or time of any computation required under the indenture or any debt securities.

   "guarantee" or "guarantees" means each full and unconditional guarantee of the payment of the principal of, premium, if any, or interest on or any Additional Amounts (as such term is defined in the indenture) with respect to the debt securities by a subsidiary guarantor.

   "indebtedness" of any person at any date means:

  . all indebtedness of such person for borrowed money or which is evidenced by a note, bond, debenture or similar instrument,

  . all indebtedness of such person for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices),

  .  all capital lease obligations of such person,

  . all obligations of such person in respect of acceptances or letters of credit or similar instruments issued or created for the account of such person,

  . all guarantee obligations of such person (but excluding any guarantee of an agreement of a wholly-owned subsidiary, if the obligation under such agreement would not otherwise constitute indebtedness hereunder if such person had entered into such agreement directly),

  . all obligations of such person in respect of interest rate hedge or protection agreements,

  .  all redeemable preferred stock of such person, and

  . all liabilities of the type described in the first through fifth bullets above secured by any lien on any property owned by such person even though such person has not assumed or otherwise become liable for the payment thereof; provided that the amount of any nonrecourse indebtedness of such person shall be not more than an amount equal to the fair market value of the property subject to such lien, as determined by such person in good faith.

The indebtedness of any person shall include the indebtedness of any partnership in which such person is a general partner, other than to the extent the instrument or agreement evidencing such indebtedness expressly limits liability of such person in respect thereof.

   "lien" means any mortgage, pledge, security interest or lien.

   "person" means any individual, corporation, limited liability company, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

   "subsidiary" of any person means:

  . any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more of the other subsidiaries of that person (or a combination thereof);

  . any partnership, limited liability company or similar pass-through entity, the sole general partner or the managing general partner or managing member of which is that person or a subsidiary of that person; and

  . any partnership, limited liability company or similar pass-through entity, the only general partners, managing members or persons, however designated, in corresponding roles, of which are that person or one or more subsidiaries of that person (or any combination thereof).

Consolidation, Amalgamation, Merger and Sale of Assets

   The indenture provides that Media General may not (1) consolidate or amalgamate with or merge into any person, (2) permit any person to consolidate or amalgamate with or merge into Media General or (3) convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any person, unless:

  . in the case of (1) above, such person is a corporation or limited liability company organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes, by supplemental indenture satisfactory in form to the trustee, the due and punctual payment of the principal of, premium, if any, and interest on, and any additional amounts with respect to, all of the debt securities issued under the indenture, and the performance of all other obligations under the indenture,

  . immediately after giving effect to such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, will have happened and be continuing, and

  .  certain other conditions are met. (Section 801)

Events of Default

   Unless otherwise specified in the applicable prospectus supplement, each of the following shall be an "Event of Default" with respect to the debt securities of any series:

  . default in the payment of any interest on any debt security of such series, or any additional amounts payable with respect thereto, when such interest becomes or such additional amounts become due and payable, and continuance of such default for a period of 30 days,

  . default in payment of the principal of or any premium with respect to any debt security of such series, or any additional amounts payable with respect thereto, when due upon maturity, redemption or otherwise,

  . default in making any sinking fund payment or payment under any analogous provision when due with respect to any debt security of such series,

  . default by Media General or any subsidiary guarantor in the performance, or breach, of any covenant or warranty in the indenture (other than a covenant or warranty included therein solely for the benefit of one or more series of debt securities other than such series), the guarantee or any debt security of such series other than a default or breach specifically covered elsewhere in these bullet points, which shall not have been remedied for a period of 60 days after delivery of written notice to Media General or such subsidiary guarantor by the trustee or the holders of not less than 33 1/3% in aggregate principal amount of the debt securities of such series then outstanding,

  . certain events of bankruptcy, insolvency, reorganization, winding up or liquidation of Media General or any of its Significant Subsidiaries (as defined in Regulation S-X under the Securities Act),

  . there occurs with respect to any indebtedness of Media General (including an Event of Default under any other series of debt securities), any of its Significant Subsidiaries or any subsidiary guarantors with an original or principal amount of $20,000,000 or more, whether such indebtedness exists on the date hereof or shall hereafter be created, (a) an event of default that has resulted in the acceleration of the maturity of such indebtedness and such indebtedness shall not have been discharged in full or such acceleration shall not have been rescinded or annulled within 30 days of such acceleration and/or (b) the failure to make a payment at maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default,

  . except as permitted by the indenture, any guarantee of the debt securities shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any subsidiary guarantor or any person acting on behalf of any subsidiary guarantor shall deny or disaffirm its obligations under its guarantee of the debt securities, or

  . any other Event of Default established in or pursuant to the indenture for the debt securities of such series. (Section 501)

   No Event of Default with respect to any particular series of debt securities necessarily constitutes an Event of Default with respect to any other series of debt securities. The indenture provides that the trustee may withhold notice to the holders of the debt securities of any series of the occurrence of a default with respect to the debt securities of such series (except a default in payment of principal, premium, if any, or interest, if any, or in making sinking fund payments, if any) if the trustee considers it in the interest of the holders to do so. (Section 602)

   The indenture provides that if an Event of Default with respect to any series of debt securities of the type described in the fifth bullet point in the previous paragraph with respect to Media General, its Significant Subsidiaries or any subsidiary guarantors shall have occurred and be continuing, then the principal of, and unpaid interest accrued on, the debt securities of such series will become immediately due and payable. The indenture provides that if any other Event of Default with respect to any series of debt securities issued thereunder shall have occurred and be continuing, either the trustee or the holders of at least 33 1/3% in aggregate principal amount of the debt securities of such series then outstanding may declare the principal amount (or, if any debt securities of such series are original issue discount securities, such lesser amount as may be specified in the terms thereof) of all the debt securities of such series to be due and payable immediately, but upon certain conditions such declaration and its consequences may be rescinded and annulled by the holders of a majority in aggregate principal amount of the debt securities of such series then outstanding. (Section 502)

   Subject to the provisions of the Trust Indenture Act requiring the trustee, during an Event of Default under the indenture, to act with the requisite standard of care, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of the holders of debt securities of any series unless such holders have offered the trustee reasonable indemnity. (Section 601) Subject to the foregoing, holders of a majority in aggregate principal amount of the then outstanding debt securities of any series issued under the indenture shall have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture with respect to such series. (Section 512) The indenture requires the annual filing with the trustee of a certificate by Media General as to whether or not it is in default under the terms of the indenture. Media General is also required to deliver written notice to the trustee, within five days after becoming aware thereof, of any Event of Default or any event which after notice or lapse of time would constitute an Event of Default. (Section 1009)

   Except as otherwise specified in the immediately succeeding paragraphs, no holder of any debt securities may institute any proceeding, judicial or otherwise, with respect to the indenture or such debt securities unless:

  . such holder has previously given the trustee written notice that an Event of Default has occurred and is continuing,

  . holders of at least 33 1/3% in aggregate principal amount of the outstanding debt securities of the same series have requested the trustee to pursue the remedy;

  . holders of at least 33 1/3% in aggregate principal amount of the outstanding debt securities of the same series have offered the trustee reasonable security or indemnity against any loss, liability or expense;

  . the trustee has not complied with the holders' request within 60 days of the receipt of such request and offer of security or indemnity; and

  . the holders of a majority in aggregate principal amount of the outstanding debt securities of such series have not given the trustee a direction inconsistent with the request of the holders' of at least 33 1/3% in aggregate principal amount of the outstanding debt securities of the same series within such 60-day period. (Section 507)

   Notwithstanding any other provision of the indenture, the holder of any debt security shall have the right, which is absolute and unconditional, to receive payment of the principal of, and premium, if any, and interest, if any, on, such debt security on the respective due dates therefor (as the same may be extended in accordance with the terms of such debt security) and to institute suit for enforcement of any such payment, and such right shall not be impaired without the consent of such holder. (Section 508)

Modification and Waiver

   The indenture contains provisions permitting Media General and the trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series issued under the indenture and affected by a modification or amendment, to modify or amend any of the provisions of the indenture or of the debt securities of such series or the rights of the holders of the debt securities of such series under the indenture, provided that no such modification or amendment shall, without the consent of the holder of each outstanding debt security issued under the indenture so affected, among other things:

  . change the stated maturity of the principal of, or premium, if any, or any installment of interest, if any, on, or any additional amounts with respect to, any debt securities of such series or reduce (or change the manner of calculation of) the principal amount thereof or any additional amounts with respect thereto, or reduce (or change the manner of calculation of) the rate of interest thereon or any additional amounts with respect thereto, or reduce the amount of principal of such debt securities that would be provable in bankruptcy or due and payable upon an acceleration of the maturity thereof, or change any of the redemption or repayment provisions of such debt securities, or change any place where, or the currency in which, such debt securities are payable,

  . impair the holder's right to institute suit to enforce the payment in respect of any debt securities of such series on or after the stated maturity thereof,

  . adversely affect the holder's right, if any, to convert or exchange any debt securities of such series or impair such holder's right to institute suit to enforce the same,

  . release any subsidiary guarantor from any of its obligations under its guarantee or the indenture, except in accordance with the terms of the indenture,

  . reduce the percentage in aggregate principal amount of debt securities of such series the consent of the holders of which is required for any such modification or amendment or the consent of the holders of which is required for any waiver (of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences) or reduce the requirements for a quorum or voting at a meeting of holders of such debt securities, or

  . modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of each debt security. (Section 902)

   The indenture also contains provisions permitting Media General, the subsidiary guarantors and the trustee, without the consent of the holders of any debt securities issued thereunder, to modify or amend the indenture in order, among other things:

  . to add to the covenants of Media General or the subsidiary guarantors made in the indenture for the benefit of the holders of all or any series of debt securities issued under the indenture or to surrender any right or power conferred upon Media General or the subsidiary guarantors by the indenture,

  . to add to the Events of Default for the benefit of the holders of all or any series of debt securities issued under the indenture,

  . to add or change any provisions of the indenture to facilitate the issuance of, or to liberalize certain terms of, bearer securities, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of holders of debt securities of any series in any material respect,

  . to establish the form or terms of debt securities of any series, including the conversion or exchange rights and procedures, if applicable, of the holders of any series of debt securities,

  . to evidence the succession of another person to Media General as obligor under the indenture or any subsidiary guarantor as guarantor under the indenture,

  . to provide for the acceptance of appointment by a successor trustee, or to add to or change the provisions of the indenture to, facilitate the administration of the trusts, where applicable,

  .  to secure the debt securities,

  . to cure any ambiguity, defect or inconsistency in the indenture, or to make any other provisions with respect to matters or questions arising under the indenture, provided such action shall not adversely affect the interests of the holders of any series of debt securities in any material respect,

  . to amend or supplement any provision contained in the indenture, provided that such amendment or supplement does not apply to any outstanding debt securities issued prior to the date of such amendment or supplement, or

  . to amend or supplement any provision in the indenture, provided that no such amendment or supplement shall adversely affect the interests of the holders of any series of debt securities in any material respect. (Section 901)

   The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by Media General with certain covenants in the indenture. In addition the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the indenture with respect to debt securities of that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on, or any additional amounts with respect to, any of the debt securities of such series or in respect of a covenant or provision which cannot be modified or amended without the consent of each holder of the outstanding debt securities of such series so affected.

Outstanding Debt Securities

   In determining whether the holders of the requisite principal amount of outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver under the indenture:

  . the principal amount of an original issue discount security shall be that portion of the principal amount thereof that would be declared to be due and payable upon an acceleration of the maturity thereof pursuant to the terms of such original issue discount security as of the date of such determination,

  . the principal amount of any debt security the payment of principal of which is determined by reference to an index, formula or other method shall be the principal face amount of such debt security determined on the date of its original issuance,

  . the principal amount of any debt security denominated in a currency other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issuance of such debt security, of the principal amount of such debt security, and

  . any debt security owned by Media General or other obligor on such debt security or any affiliate of Media General or such other obligor shall be deemed not to be outstanding.

Discharge, Defeasance and Covenant Defeasance

   Upon the direction of Media General, the indenture shall cease to be of further effect with respect to any series of debt securities issued thereunder specified by Media General (subject to the survival of certain provisions thereof, including the obligation to pay additional amounts to the extent described below) when:

  . either (A) all outstanding debt securities of such series and, in the case of bearer securities, all coupons appertaining thereto, have been delivered to the trustee for cancellation (subject to certain exceptions) or (B) all debt securities of such series and, if applicable, any coupons appertaining thereto, have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year and Media General has deposited with the trustee, in trust, funds in U.S. dollars or the foreign currency in which such debt securities are payable, in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such debt securities have become due and payable) or to the maturity thereof, as the case may be,

  . Media General has paid all other sums payable under the indenture with respect to the debt securities of such series and

  .  certain other conditions are met.

   If the debt securities of any such series provide for the payment of additional amounts, Media General will remain obligated, following such deposit, to pay additional amounts on such debt securities to the extent that the amount thereof exceeds the amount deposited in respect of such additional amounts as aforesaid. (Section 401)

   The indenture provides that, unless the following provisions are made inapplicable to the debt securities of or within any series, Media General may elect with respect to any series of debt securities either to defease and be discharged from (1) any and all obligations with respect to such debt securities (except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such debt securities to the extent that the amount thereof exceeds the amount deposited in respect of such additional amounts as provided below, and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities, to hold moneys for payment in trust, and, if applicable, to exchange or convert such debt securities into other securities in accordance with their terms) ("defeasance") or (2) the covenants described above under "--Covenants" and, if indicated in the applicable prospectus supplement, its obligations with respect to any other covenant applicable to the debt securities of such series, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to the debt securities of such series ("covenant defeasance"), in either case upon the irrevocable deposit with the trustee, in trust for such purpose, of an amount, in U.S. dollars or the foreign currency in which such debt securities are payable, at stated maturity, and/or government obligations (as defined below) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of and any premium and any interest on (and, to the extent that (a) the debt securities of such series provide for the payment of additional amounts and (b) the amount of any such additional amounts is at the time of deposit reasonably determinable by Media General (in the exercise of its sole discretion), any such additional amounts with respect to) such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor or the applicable redemption date, as the case may be. (Section 402)

   Such a trust may only be established if, among other things, (1) the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which Media General or any of its Significant Subsidiaries is a party or by which it is bound, (2) no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the debt securities to be defeased shall have occurred and be continuing on the date of establishment of such a trust and, with respect to defeasance only, at any time during the period ending on the 91st day after such date and (3) Media General has delivered to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by Media General, a Revenue Ruling published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the indenture. (Section 402)

   "government obligations" means securities which are (1) direct obligations of the United States of America or the other government or governments in the confederation which issued the foreign currency in which the principal of or any premium or interest on such securities or any additional amounts in respect thereof shall be payable, in each case where the payment or payments thereunder are supported by the full faith and credit of such government or governments or
(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such other government or governments, in each case where the timely payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government or governments, and which, in the case of (1) or (2), are not callable or redeemable at the option of the issuer or issuers thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such government obligation or a specific payment of interest on or principal of or other amount with respect to any such government obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the government obligation or the specific payment of interest on or principal of or other amount with respect to the government obligation evidenced by such depository receipt. (Section 101)

   If after Media General has deposited funds and/or government obligations to effect defeasance or covenant defeasance with respect to the debt securities of any series, (1) the holder of any debt security of such series is entitled to, and does, elect to receive payment in a currency other than that in which such deposit has been made in respect of such debt security or (2) a conversion event (as defined below) occurs in respect of the foreign currency in which such deposit has been made, the indebtedness represented by such debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, any premium and interest on, and any additional amounts with respect to, such debt security as such debt security becomes due out of the proceeds yielded by converting the amount or other assets so deposited in respect of such debt security into the currency in which such debt security becomes payable as a result of such election or such conversion event based on (a) in the case of payments made pursuant to clause
(1) above, the applicable market exchange rate for such currency in effect on the second business day prior to such payment date or (b) with respect to a conversion event, the applicable market exchange rate for such foreign currency in effect (as nearly as feasible) at the time of the conversion event. (Section
402)

   "conversion event" means the cessation of use of (1) a foreign currency other than the euro, both by the government of the country or the confederation which issued such foreign currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community or (2) a foreign currency consisting of the euro, both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Union. (Section 101)

   In the event Media General effects covenant defeasance with respect to any of the debt securities and such debt securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to any covenant as to which there has been covenant defeasance, the amount of funds in the currency in which such debt securities are payable plus any government obligations on deposit with the trustee will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such Event of Default. However, Media General would remain liable to make payment of such amounts due at the time of acceleration.

Governing Law

   The indenture, the debt securities and any subsidiary guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

   The trustee for the debt securities is SunTrust Bank. Media General and certain of its affiliates maintain deposit accounts and banking relationships with the trustee. The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of Media General, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions with Media General and its subsidiaries from time to time, provided that if the trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default under the indenture, or else resign.

                          DESCRIPTION OF CAPITAL STOCK

   The description of Media General's capital stock set forth below is not complete. You should refer to the Amended and Restated Articles of Incorporation (Articles) and Bylaws of Media General for complete information regarding the terms and provisions of the capital stock of Media General. The Articles and Bylaws of Media General have been filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

   As of August 15, 2001, the Company's authorized capital stock consists of 75,000,000 shares of Class A Common Stock, par value $5.00 per share (Class A Common Stock), 22,398,080 shares of which were outstanding, 600,000 shares of Class B Common Stock, par value $5.00 per share (Class B Common Stock), 556,574 shares of which were outstanding and 5,000,000 shares of Preferred Stock, par value $5.00 per share (Preferred Stock), none of which were outstanding.

   The Company's Class A Common Stock is listed on the American Stock Exchange. The Company has received confirmation that it has satisfied the eligibility requirements for listing on the NYSE and has been cleared to file a listing application. The Company expects to complete that process and begin trading in the Class A Common Stock on the NYSE on September 19, 2001. The Company's Class B Common Stock is not listed on any national or regional securities exchange.

Common Stock

   Voting Rights. The holders of shares of Class A Common Stock voting separately as a class are entitled to elect 30% of the Board of Directors of the Company proposed to be elected at any meeting of the shareholders of the Company held for that purpose (or the nearest whole number if that percentage is not a whole number). The holders of shares of Class B Common Stock voting separately as a class are entitled to elect the balance of the Company's Board of Directors to be elected at that meeting. The number of directors constituting the Board of Directors may be fixed by the shareholders or the Board of Directors but may not be less than eight nor more than twelve.

   The Company's Articles provide that, unless the stock exchange on which stock of the Company is listed consents in writing to such action being taken without a vote (or if none of the stock of the Company is listed on any exchange), the holders of shares of Class A Common Stock, voting together with the holders of shares of Class B Common Stock and, to the extent provided in any amendment to the Company's Articles, the holders of shares of any series of Preferred Stock, would be entitled to vote on:

  . any reservation of shares to be issued in respect of options to be granted to officers, directors or employees of the Company; and

  . any acquisition of the stock or assets of any company if any officer, director or 10% shareholder of the Company has any interest, directly or indirectly, in the company or assets to be acquired or the consideration to be paid, or the transaction is of such a size as to involve (in the reasonable judgment of the Board of Directors) 20% of the aggregate number of outstanding shares of Class A Common Stock and Class B Common Stock or shares of Class A Common Stock, shares of Class B Common Stock and other consideration having an aggregate fair value (in the reasonable judgment of the Board of Directors) of approximately 20% or more of the aggregate market value of the shares of Class A Common Stock and Class B Common Stock then outstanding.

The AMEX and the NYSE have advised the Company in writing that the Company may take both of the actions described above without a vote of the Company's shareholders, unless the action is subject to the then applicable shareholder approval requirements of the AMEX or the NYSE as the case may be.

   The holders of shares of Class B Common Stock, to the exclusion of the holders of shares of Class A Common Stock, have the sole and full power to vote for all other purposes without limitation except as may be required by the Virginia Stock Corporation Act (VSCA). Because of the voting rights granted to the holders of the Class B Common Stock, with regard to the election of directors and other matters, those holders could prevent a change in control of the Company or make it difficult to remove present management.

   If approval of the holders of either the shares of Class A Common Stock or the shares of Class B Common Stock is required by law for the adoption of an amendment to the Company's Articles, then, unless the Board of Directors requires a greater vote, such approval shall require a majority (rather than two-thirds as otherwise provided in the VSCA) of all votes entitled to be cast by the holder of shares of Class A Common Stock or Class B Common Stock, as applicable. The holders of shares of Class A Common Stock or Class B Common Stock have one vote per share for each matter on which they are entitled to vote. There is no provision for cumulative voting in the Company's Articles.

   Dividend Rights. Subject to the preferential rights of any outstanding series of Preferred Stock and except as to stock dividends, holders of the Class A Common Stock and Class B Common Stock are entitled to receive equal dividends per share when dividends are declared by the Board of Directors out of funds legally available for that purpose. In connection with a stock dividend or other distribution of shares, holders of shares of Class A Common Stock may be issued only shares of Class A Common Stock in the payment of any stock dividend or distribution while the holders of shares of Class B Common Stock may be issued either shares of Class A Common Stock or Class B Common Stock.

   In addition to the rights of the holders, if any, of the Preferred Stock to be satisfied before dividends may be paid on the Class A Common Stock or Class B Common Stock, the credit agreement and other loan agreements of Media General restrict its ability to pay cash dividends.

   Liquidation Rights. In the event of any voluntary or involuntary dissolution of the Company, the holders of shares of Class A Common Stock, with the holders of shares of Class B Common Stock, are entitled to share ratably in the distributable assets of the Company after any applicable liquidation preferences of any issued and outstanding shares of Preferred Stock.

   Preemptive and Conversion Rights. The holders of shares of Class B Common Stock have preemptive rights with respect to the issuance of additional shares of Class B Common Stock. Each share of Class B Common Stock may be converted at any time, at the option of its holder, into one share of Class A Common Stock. Holders of shares of Class A Common Stock have no conversion or preemptive rights.

   Fully Paid. All of the issued and outstanding shares of Class A Common Stock and Class B Common Stock are fully paid and non-assessable.

   Transfer Agent and Registrar. The transfer agent and registrar for the Class A Common Stock and Class B Common Stock is the American Stock Transfer & Trust Co.

Preferred Stock

   Shares of Preferred Stock may be issued in series designated by the Board of Directors and, with respect to each series, the Board of Directors may fix, among other things:

  . the number of shares of that series and the distinctive description thereof;

  . the rate of dividend payments, the time of payment of dividends, whether dividends shall be cumulative and, if so, the dates from which they shall be cumulative, the extent of participation rights, if any and any limitations, restrictions or conditions on the payment of dividends;

  .  redemption rights, if any, and redemption prices;

  . the amount payable, and relative priority of payment, on shares in the event of voluntary or involuntary liquidation, dissolution or winding up;

  .  purchase, retirement or sinking fund requirements, if any; and

  . the terms and conditions on which the shares may be converted if any shares are issued with the privilege of conversion or exchange.

   The Company's Articles provide that the holders of Preferred Stock shall have no voting rights except to the extent such rights are conferred in an amendment to the Articles or are required by law.

   No holder of any shares of Preferred Stock will have preemptive rights to purchase any securities which the Company may hereafter issue.

         VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND THE BYLAWS

General

   Media General is a Virginia corporation subject to the VSCA. Provisions of the VSCA, in addition to provisions of our Articles and Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. This is in addition to the consequences that flow from the relative voting rights of the holders of Class A Common Stock and Class B Common Stock described above.

   We have summarized the key provisions below. You should read the actual provisions of our Articles and Bylaws and the VSCA that relate to your individual investment strategy.

Business Combinations

   The VSCA requires that any merger, share exchange or sale of substantially all of the assets of the Company be approved by the vote of more than two thirds of the shares in each voting group entitled to vote that are represented at a meeting where a quorum is present. Abstentions and broker non-votes have the same effect as a vote against the matter.

   Section 13.1-725 of the VSCA contains several provisions relating to transactions with interested shareholders. Interested shareholders are holders of more than 10% of any class of a corporation's outstanding voting shares. Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The VSCA requires that material affiliated transactions must be approved by at least two-thirds of the shareholders not including the interested shareholder. Affiliated transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of the corporation with its subsidiaries which increases the percentage of voting shares owned by an interested shareholder by more than five percent.

   For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder and was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required.

   The provisions of the VSCA relating to affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder.

   The VSCA permits corporations to opt out of the affiliated transactions provisions. Media General has not opted out.

   The VSCA also contains provisions regulating certain control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

   The VSCA permits corporations to opt out of the control share acquisition provisions. Media General has not opted out.

Directors' Duties

   The standards of conduct for directors of Virginia corporations are listed in Section 13.1-690 of the VSCA. Directors must discharge their duties in accordance with their good faith business judgement of the best interest of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors' actions are not subject to a reasonableness or prudent person standard. Virginia's federal and state courts have focused on the process involved with directors' decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Shareholder Proposals and Director Nominations

   Shareholders entitled to vote thereon may submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in our Bylaws.

   To nominate directors, shareholders must submit a written notice to our corporate secretary not less than 90 days nor more than 120 days before an annual meeting and in the case of a special meeting of the shareholders called for the special purpose of electing Directors, not later than the close of business on the 10th day following the day on which notice of the special meeting was mailed or public disclosure made, which ever first occurs. The notice must include the name, age, business address and residence address of the person, and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

   Shareholder proposals must be submitted to our corporate secretary not less than 90 days nor more than 120 days before the first anniversary of the date of our last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder's name and address and number of shares held and any material interest of the shareholder in the proposal.

   Director nominations and shareholder proposals that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

Meetings of Shareholders

   Under our Bylaws, meetings of the shareholders may be called only by the chairman of the board, a vice chairman, or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions which are favored by the holders of a substantial amount of our voting securities, because such persons or entities would be able to propose or take action only at a duly called shareholders' meeting.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

   Media General may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of Class A Common Stock at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price per share of Class A Common Stock and the number of shares of Class A Common Stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and beneficial interests in debt securities, preferred stock or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Class A Common Stock under the stock purchase contracts, which we refer to in this prospectus as stock purchase units. The stock purchase contracts may require Media General to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

   The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units, including, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units.

                              PLAN OF DISTRIBUTION

   Media General may offer and sell the securities directly to investors or to or through underwriting syndicates represented by managing underwriters, to or through underwriters without a syndicate, or through dealers or agents. The prospectus supplement with respect to the offered securities will set forth the terms of the offering, including the following:

  .  the name or names of any underwriters, dealers or agents,

  . the purchase price and the proceeds Media General will receive from the sale of such securities,

  . any underwriting discounts, agency fees and other items constituting underwriters' or agents' compensation, and

  . the initial public offering price, if any, and any discounts or concessions allowed, re-allowed or paid to dealers.

   If any underwriters are involved in the offer and sale, the securities will be acquired by the underwriters and may be resold by them, either at a fixed public offering price established at the time of offering or from time to time in one or more negotiated transactions or otherwise at prices related to prevailing market prices determined at the time of sale. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the securities described in the prospectus supplement if any are purchased. After the initial offering of the securities, any initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers may be changed from time to time.

   Media General may offer and sell the securities directly to investors or through an agent or agents acting for Media General from time to time. An agent may sell securities it has purchased from Media General as principal to other dealers for resale to investors and other purchasers, and may reallow all or any portion of the discount received in connection with the purchase from Media General to the dealers. Any agent participating in the distribution of the debt securities may be deemed to be an "underwriter," as that term is defined in the Securities Act, of the debt securities so offered and sold.

   Underwriters, dealers and agents may be entitled, under agreements entered into with Media General, to indemnification by Media General against certain liabilities, including liabilities under the Securities Act, or to contribution from Media General in respect thereof.

   The place and time of delivery for the offered securities will be specified in the applicable prospectus supplement.

   Unless otherwise indicated in the applicable prospectus supplement, each series of securities, other than the Class A Common Stock, will be a new issue of securities for which there is no market. Any underwriters to whom securities of any series are sold for public offering and sale may make a market in such series of debt securities as permitted by applicable laws and regulations, but such underwriters are not obligated to make a market in such securities and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the securities. Unless otherwise indicated in the applicable prospectus supplement, such securities will not be listed on a national securities exchange or quoted on any quotation system. The Class A Common Stock, however, is listed on the American Stock Exchange. Media General has received confirmation that it has satisfied the eligibility requirements for listing on the NYSE and has been cleared to file a listing application. Media General expects to complete that process and begin trading on the NYSE on September 19, 2001.

   Underwriters, agents and dealers may engage in transactions with or perform services, including various investment banking and other services, for Media General and/or any of its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

   McGuireWoods LLP, counsel to Media General, will issue an opinion about the validity of the securities for us. Any underwriters, dealers or agents will be advised about the validity of the securities by counsel named in the applicable prospectus supplement. As of August 14, 2001, partners of McGuireWoods LLP owned 533 shares of our Class A Common Stock outstanding on that date.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule incorporated by reference or included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

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                                  $200,000,000

                              Media General, Inc.

                            [LOGO OF MEDIA GENERAL]

                              6.95% Notes due 2006

                           -------------------------

                             PROSPECTUS SUPPLEMENT
                                August 23, 2001

                           -------------------------


                           Sole Book-Running Manager

                         Banc of America Securities LLC

                             Fleet Securities, Inc.
                            Mizuho International plc
                                 Scotia Capital
                           SunTrust Robinson Humphrey
                           Wachovia Securities, Inc.
                         Dresdner Kleinwort Wasserstein

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